                                                      Registration No. 333-42382
                                                      Filed Pursuant to
                                                      Rule No. 424(b)(3)

      PROXY STATEMENT                                      PROSPECTUS
EAST COAST BANK CORPORATION                       REGIONS FINANCIAL CORPORATION
                                                  523,250 SHARES OF COMMON STOCK

         The boards of directors of East Coast Bank Corporation and Regions Financial Corporation have agreed on a merger of East Coast and Regions. Regions will be the surviving corporation in the merger. Regions is a regional bank holding company headquartered in Birmingham, Alabama. Regions has banking operations in Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee, and Texas.

         If the merger is completed, you will receive 1,750 shares of Regions common stock for each of your shares of East Coast common stock. Regions stockholders will continue to own their existing shares of Regions common stock after the merger.

         We cannot complete the merger unless the stockholders of East Coast approve it. East Coast has scheduled a special meeting for its stockholders to vote on the merger.

         YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the stockholder meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be voted in favor of the merger. If you do not return your card, the effect will be the same as a vote against the merger.

         The date, time, and place of the special meeting of stockholders is as follows:

                        September 27, 2000     3:00 p.m.
                    Main Office, East Coast Bank Corporation
             1400 Ocean Shore Boulevard, Ormond Beach, Florida 32175

         In accordance with Florida law, which permits any action that can be approved by stockholders at a meeting to be approved by the written consent of the stockholders without a meeting, East Coast intends to solicit approval of the merger by unanimous written consent of all beneficial owners of East Coast common stock. If unanimous written approval of the merger is obtained and all other conditions to the merger are satisfied or waived, it is possible the merger could be completed before the scheduled date of the special meeting, and in that event the special meeting would not be held. East Coast hopes by this approach to complete the merger on or before Regions' record date of September 15, 2000, for payment of Regions' third quarter dividend, so that you would become entitled to the benefit of such dividend. There can be no assurance the merger can be completed by September 15.

         Regions common stock is traded on the Nasdaq National Market under the symbol "RGBK." Based on the closing price of Regions common stock on September 6, 2000, of $22.94, you will receive approximately $40,145 worth of Regions common stock for each of your shares of East Coast common stock.

         This Proxy Statement-Prospectus provides you with detailed information about the proposed merger. You can also get information about Regions from documents filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully. Your board of directors strongly supports this merger of East Coast with Regions, and recommends that you vote in favor of the merger.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED THE REGIONS COMMON STOCK TO BE ISSUED UPON COMPLETION OF THE MERGER OR DETERMINED IF THIS PROXY STATEMENT-PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Proxy Statement-Prospectus dated September 11, 2000, and first mailed to stockholders on or about September 11, 2000.

                           EAST COAST BANK CORPORATION
            1400 OCEAN SHORE BOULEVARD, ORMOND BEACH, FLORIDA, 32175

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD SEPTEMBER 27, 2000

         East Coast Bank Corporation will hold a Special Meeting of Stockholders at East Coast's main office, located at 1400 Ocean Shore Boulevard, Ormond Beach, Florida, 32175 on September 27, 2000, at 3:00 p.m., local time. At the special meeting the following matters will be presented for stockholder vote:

         1. Merger. The Agreement and Plan of Merger, dated as of April 21, 2000, by and between East Coast Bank Corporation and Regions Financial Corporation. If the agreement is approved and the merger is completed, (1) East Coast will merge with and into Regions with Regions as the surviving corporation and (2) each share of East Coast common stock (excluding certain shares held by East Coast, Regions, or their respective subsidiaries and excluding all shares held by stockholders who perfect their dissenters' rights) will be converted into 1,750 shares of Regions common stock, with cash to be paid instead of any fractional share interest in Regions common stock, all as described more fully in the accompanying Proxy Statement-Prospectus; and

         2. Other Business. Such other business as may properly come before the special meeting, including adjourning the special meeting to permit, if necessary, further solicitation of proxies.

         Stockholders of record at the close of business on September 1, 2000, will receive notice of and may vote at the special meeting or any adjournment or postponement thereof.

         You have a right to dissent from the merger and obtain payment of the fair value of your East Coast shares in cash by complying with the applicable provisions of Florida law, which are attached to the accompanying Proxy Statement-Prospectus as Appendix B.

         Your board of directors unanimously recommends that you vote FOR the proposals listed above.

         We urge you to sign and return the enclosed proxy as promptly as possible, whether or not you plan to attend the special meeting in person. You may revoke your proxy by filing with the Secretary of East Coast an instrument of revocation or a duly executed proxy bearing a later date or by electing to vote in person at the special meeting.

         In accordance with Florida law, which permits any action that can be approved by stockholders at a meeting to be approved by the written consent of the stockholders without a meeting, East Coast intends to solicit approval of the merger by unanimous written consent of all beneficial owners of East Coast common stock. If unanimous written approval of the merger is obtained and all other conditions to the merger are satisfied or waived, it is possible the merger could be completed before the scheduled date of the special meeting, and in that event the special meeting would not be held. East Coast hopes by this approach to complete the merger on or before Regions' record date of September 15, 2000, for payment of Regions' third quarter dividend, so that you would become entitled to the benefit of such dividend. There can be no assurance the merger can be completed by September 15.

                                    By Order of the Board of Directors



                                    Thomas A. Brougher
                                    Corporate Secretary
September 11, 2000

                                TABLE OF CONTENTS

SUMMARY...........................................................................................................1
         The Companies............................................................................................1
         The Merger ..............................................................................................2
         Comparative Per Share Market Price Information ..........................................................2
         Reasons for the Merger ..................................................................................2
         The Special Meeting .....................................................................................3
         Recommendations to Stockholders .........................................................................3
         Record Date; Voting Power ...............................................................................3
         Vote Required ...........................................................................................3
         Conditions to Completion of the Merger ..................................................................3
         Termination of the Merger Agreement .....................................................................4
         Federal Income Tax Consequences .........................................................................4
         Accounting Treatment ....................................................................................5
         Interests of Persons in the Merger That Are Different from Yours ........................................5
         Dissenters' Appraisal Rights ............................................................................5
         Regulatory Approvals ....................................................................................5
         Comparative Per Share Data...............................................................................5
         Selected Historical Financial Data of Regions............................................................6
THE SPECIAL MEETING...............................................................................................9
         General..................................................................................................9
         Record Date; Vote Required..............................................................................10
THE MERGER.......................................................................................................11
         General.................................................................................................11
         Background of the Merger................................................................................11
         East Coast's Reasons for the Merger.....................................................................12
         Regions' Reasons for the Merger.........................................................................13
         Effective Time of the Merger............................................................................13
         Distribution of Regions Stock Certificates and Payment For Fractional Shares............................14
         Conditions to Consummation of the Merger................................................................14
         Regulatory Approvals....................................................................................15
         Waiver, Amendment, and Termination of the Merger Agreement..............................................16
         Conduct of Business Pending the Merger..................................................................17
         Management Following the Merger.........................................................................18
         Interests of Certain Persons in the Merger..............................................................18
         Dissenting Stockholders.................................................................................19
         Federal Income Tax Consequences of the Merger...........................................................21
         Accounting Treatment....................................................................................22
         Expenses and Fees.......................................................................................22
         Resales of Regions Common Stock.........................................................................22
EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS...................................................................23
         Antitakeover Provisions Generally.......................................................................24
         Authorized Capital Stock................................................................................24
         Amendment of Certificate or Articles of Incorporation and Bylaws........................................25
         Classified Board of Directors and Absence of Cumulative Voting..........................................26
         Removal of Directors....................................................................................26
         Limitations on Director Liability.......................................................................27
         Indemnification.........................................................................................27
         Special Meetings of Stockholders........................................................................28
         Actions by Stockholders Without a Meeting...............................................................28

         Stockholder Nominations.................................................................................29
         Mergers, Consolidations, and Sales of Assets Generally..................................................29
         Business Combinations with Certain Persons..............................................................30
         Dissenters' Rights......................................................................................31
         Stockholders' Rights to Examine Books and Records.......................................................31
         Dividends...............................................................................................32
COMPARATIVE MARKET PRICES AND DIVIDENDS..........................................................................33
INFORMATION ABOUT EAST COAST.....................................................................................35
         Business and Properties.................................................................................35
         Competition.............................................................................................35
         Legal Proceedings.......................................................................................35
         Management..............................................................................................35
         Transactions with Management............................................................................37
         Voting Securities and Principal Stockholders............................................................37
INFORMATION ABOUT REGIONS........................................................................................38
         General.................................................................................................38
         Recent Developments.....................................................................................38
SUPERVISION AND REGULATION.......................................................................................40
         General.................................................................................................40
         Payment of Dividends....................................................................................41
         Capital Adequacy........................................................................................42
         Prompt Corrective Action................................................................................43
         FDIC Insurance Assessments..............................................................................44
DESCRIPTION OF REGIONS COMMON STOCK..............................................................................45
STOCKHOLDER PROPOSALS............................................................................................45
FORWARD LOOKING STATEMENTS.......................................................................................45
EXPERTS..........................................................................................................46
OPINIONS.........................................................................................................46
WHERE YOU CAN FIND MORE INFORMATION..............................................................................47
APPENDIX A-Agreement and Plan of Merger.........................................................................A-1
APPENDIX B- Copy of Sections 607.1301, 1302, and 1320 of the Florida Business
     Corporation Act, pertaining to dissenters' rights..........................................................B-1

                                     SUMMARY

         This summary highlights selected information from this Proxy Statement-Prospectus. It does not contain all of the information that is important to you. You should carefully read this entire document and the documents to which we have referred in order to understand fully the merger and to obtain a more complete description of the legal terms of the merger. See "Where You Can Find More Information" (page 47). Each item in this summary includes a page reference that directs you to a more complete description in this document of the topic discussed.

THE COMPANIES (PAGES 35 AND 38)

EAST COAST BANK CORPORATION
1400 Ocean Shore Boulevard
Ormond Beach, Florida, 32175
(904) 441-1200

         East Coast is incorporated in Florida and is a bank holding company. East Coast owns Bank at Ormond-By-The-Sea, a commercial bank which serves customers primarily in Volusia County in east central Florida. As of June 30, 2000, East Coast's total assets were about $104 million, deposits were about $97 million, and stockholders' equity was about $7.5 million.

REGIONS FINANCIAL CORPORATION
417 North 20th Street
Birmingham, Alabama 35203
(205) 944-1300

         Regions is incorporated in Delaware and is a regional bank holding company. Regions provides banking and other financial services. Regions has banking operations in Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee, and Texas. As of June 30, 2000, Regions' total assets were about $42.9 billion, deposits were about $32.5 billion, and stockholders' equity was about $3.2 billion.

         The section of this Proxy Statement-Prospectus under the caption "Where You Find More Information" on page 47 refers you to places where you can find more information about Regions. As explained in that section, Regions incorporates by reference in this Proxy Statement-Prospectus additional documents that Regions files with the Securities and Exchange Commission. You will find a copy of each such incorporated document that Regions' has previously filed with the SEC accompanying this Proxy Statement--Prospectus, and you can obtain additional copies of them from Regions without charge. You may request them in writing or by telephone from Regions at the following address:

           Regions Financial Corporation
           417 North 20th Street
           Birmingham, AL   35203
           Attention: Shareholder Relations
           Telephone: (205) 326-7090

         To allow time for delivery you should make any such request by September 20, 2000.

THE MERGER (PAGE 11)

         East Coast will merge with Regions Financial Corporation. Regions will be the surviving corporation in the merger. When the merger is completed, you will receive 1,750 shares of Regions stock for each share of East Coast stock that you own.

         If you elect to dissent from the merger under Florida law and follow the required procedures, you will receive a cash payment for your shares of East Coast common stock instead of receiving Regions common stock. More information about your rights to dissent from the merger, and the procedures you must follow should you choose to do so, is included under the heading "The Merger -- Dissenting Stockholders" at page 19.

         We have attached the merger agreement to this Proxy
Statement-Prospectus as Appendix A. We encourage you to read the merger agreement. It is the legal document that establishes the terms and conditions of the merger.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION (PAGE 33)

         Shares of Regions common stock are quoted on the Nasdaq National Market. Shares of East Coast common stock are not quoted on any established market. On April 20, 2000, the last full trading day prior to the public announcement of the merger, Regions stock closed at $21.125 per share. As of that date the last known price of East Coast stock was $25,125 per share. On September 6, 2000, Regions stock closed at $22.94 per share and the last known price of East Coast stock was $25,125 per share.

         Based on the exchange ratio in the merger, which is 1,750 shares of Regions common stock for each share of East Coast common stock, the market value of the consideration that you will receive in the merger for each share of East Coast common stock you hold would be about $36,969 based on Regions' April 20, 2000 closing price and $40,145 based on Regions' September 6, 2000 closing price. Of course, the market price of Regions common stock will fluctuate prior to and after completion of the merger, while the exchange ratio is fixed. Therefore, you should obtain current stock price quotations for Regions common stock.

REASONS FOR THE MERGER (PAGE 12)

         Before deciding to approve and recommend the merger, your board of directors considered the financial condition and prospects of East Coast, information about Regions, the financial terms of the merger, the likelihood the bank regulators will approve the merger, the federal income tax consequences of the merger, the advice of East Coast's legal advisors, and other factors. Your board of directors decided the merger is advisable and is in your best interests as stockholders.

         To review the background of and reasons for the merger in greater detail, please see the discussion under the headings "The Merger--Background of the Merger" and "The Merger--East Coast's Reasons for the Merger" at pages 11 and 12.

THE SPECIAL MEETING (PAGE 9)

         The East Coast special meeting will be held at East Coast's main office, 1400 Ocean Shore Boulevard, Ormond Beach, Florida, 32175, at 3:00 p.m. on September 27, 2000. At the special meeting, East Coast stockholders will be asked to approve the merger agreement.

RECOMMENDATIONS TO STOCKHOLDERS (PAGE 12)

         Your board of directors believes that the merger is fair to you and in your best interests. The board of directors unanimously recommends that you vote "FOR" the proposal to approve the merger agreement.

RECORD DATE; VOTING POWER (PAGE 10)

         You can vote at the East Coast special meeting if you owned East Coast common stock as of the close of business on September 1, 2000, the record date. On that date, 299 shares of East Coast common stock were outstanding and therefore are allowed to vote at the special meeting. You will be able to cast one vote for each share of East Coast common stock you owned on September 1, 2000. You may vote either by attending the special meeting and voting your shares or by completing the enclosed proxy card and returning it to East Coast prior to the special meeting.

         Regions stockholders will not vote on the merger.

VOTE REQUIRED (PAGE 10)

         To approve the merger, East Coast stockholders who hold a majority of the outstanding shares of common stock on the record date must vote for the merger. If you do not vote, this will have the same effect as a vote against the merger.

         All together, the directors and officers of East Coast can cast about 72% of the votes entitled to be cast at the East Coast special meeting. The members of your board of directors have agreed to vote all of their shares in favor of the merger.

CONDITIONS TO COMPLETION OF THE MERGER (PAGE 15)

         The completion of the merger depends on a number of conditions being met, including the following:

-        East Coast stockholders approving the merger;

- Receipt of all required regulatory approvals and the expiration of any regulatory waiting periods;

- The absence of any governmental or court order blocking completion of the merger, or of any proceedings by a government body trying to block it; and

- Receipt of an opinion of counsel that the U.S. federal income tax treatment to you the stockholders and to East Coast in the merger will generally be tax-free as we have described it to you in this Proxy Statement-Prospectus.

         In cases where the law permits, a party to the merger agreement could elect to waive a condition that has not been satisfied and complete the merger although it is entitled not to. We cannot be certain whether or when any of the conditions we have listed will be satisfied (or waived, where permissible), or that the merger will be completed.

TERMINATION OF THE MERGER AGREEMENT (PAGE 16)

         We can agree at any time to terminate the merger agreement without completing the merger, even if you, the stockholders, have already voted to approve it.

         In addition, either of the parties can terminate the merger agreement in the following circumstances:

- After a final decision by a governmental authority to prohibit the merger, or after the rejection of an application for a governmental approval required to complete the merger;

-        If the merger is not completed by December 31, 2000;

-        If the East Coast stockholders do not approve the merger; or

- If the other party violates, in a significant way, any of its representations, warranties or obligations under the merger agreement and the party seeking termination is not in violation of the merger agreement.

         The merger agreement may be amended by the written agreement of Regions and East Coast. The parties can amend the merger agreement without stockholder approval, even if the East Coast stockholders have already approved the merger. However, East Coast stockholders must approve any amendments that would modify in a material respect the type or amount of consideration that you will receive in the merger.

FEDERAL INCOME TAX CONSEQUENCES (PAGE 21)

         We have structured the merger with the intent that you will not recognize any gain or loss for U.S. federal income tax purposes in the merger when you exchange all of your shares of East Coast common stock for shares of Regions common stock in the merger.. You may, however, recognize taxable gain or loss related to cash you may receive, if any, instead of a fractional share of Regions common stock. We have conditioned the merger on our receipt of legal opinions that this will be the case, but these opinions will not bind the Internal Revenue Service, which could take a different view.

         THIS TAX TREATMENT MAY NOT APPLY TO CERTAIN EAST COAST STOCKHOLDERS, INCLUDING THE TYPES OF EAST COAST STOCKHOLDERS DISCUSSED ON PAGE 21, AND WILL NOT APPLY TO ANY EAST COAST STOCKHOLDER WHO DISSENTS FROM THE MERGER UNDER FLORIDA LAW. DETERMINING THE ACTUAL TAX CONSEQUENCES OF THE MERGER TO YOU CAN BE COMPLICATED. THEY WILL DEPEND ON YOUR SPECIFIC SITUATION AND MANY VARIABLES NOT WITHIN OUR CONTROL. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE MERGER'S TAX CONSEQUENCES.

ACCOUNTING TREATMENT (PAGE 22)

         We expect the merger to qualify for purchase accounting treatment, meaning that the assets and liabilities of East Coast will be recorded at their estimated fair values and added to those of Regions.

INTERESTS OF PERSONS IN THE MERGER THAT ARE DIFFERENT FROM YOURS (PAGE 18)

         Some of the officers of East Coast have benefit and compensation plans that provide them with interests in the merger that are different from, or in addition to, their interests as stockholders of East Coast. In particular, members of East Coast's board of directors and its officers are entitled to indemnification under the merger agreement.

         For more information concerning these matters, please refer to the discussion under the heading "The Merger-Interests of Certain Persons in the Merger" on page 18.

DISSENTERS' APPRAISAL RIGHTS (PAGE 31)

         Florida law permits you to dissent from the merger and to have the fair value of your stock appraised by a court and paid to you in cash. To do this, you must follow certain procedures, including the filing of certain notices and refraining from voting your shares in favor of the merger. If you dissent from the merger, your shares of East Coast common stock will not be exchanged for shares of Regions common stock in the merger, and your only right will be to receive the appraised value of your shares in cash.

REGULATORY APPROVALS (PAGE 15)

         The merger cannot be completed unless Regions obtains the approval of the Board of Governors of the Federal Reserve System. The U.S. Department of Justice has input into the Federal Reserve Board's approval process. Federal law requires us to wait for up to 30 days before completing the merger after the Federal Reserve Board has approved it, which the Federal Reserve Board may shorten to 15 days.

         In addition, the merger is subject to the approval of the Department of Banking and Finance of the state of Florida.

         Regions has filed all of the required notices with these regulatory authorities. The Federal Reserve Board has issued its approval of the merger, and the waiting period has expired. We cannot be certain whether or when the approval of the Florida Department of Banking and Finance will be granted.

COMPARATIVE PER SHARE DATA

         The following table shows information about our companies' income per share, dividends per share and book value per share, and similar information reflecting the merger of the two companies (which is referred to as "pro forma" information). In presenting the comparative pro forma information for certain time periods, we assumed that the two companies had been merged throughout those periods.

         In presenting the comparative pro forma information, we also assumed that Regions will record East Coast assets and liabilities at their estimated fair values and add them to the assets and liabilities of

Regions for accounting and financial reporting purposes (a method which is referred to as the "purchase" method of accounting).

         The information listed as "equivalent pro forma" was computed by multiplying the pro forma amounts by the exchange ratio of 1,750. It is intended to reflect the fact that East Coast stockholders will be receiving 1,750 shares of Regions common stock for each share of East Coast common stock exchanged in the merger.

         The pro forma information, while helpful in illustrating the financial attributes of the combined company under one set of assumptions, does not attempt to predict or suggest future results. Also, the information we have set forth for the six-month period ended June 30, 2000 does not indicate what the results will be for the full 2000 fiscal year.

         The information in the following table is based on the historical financial information of the two companies. See "Where You Can Find More Information" on page 47.

                                                                       SIX MONTHS ENDED       YEAR ENDED
                                                                        JUNE 30, 2000      DECEMBER 31, 1999
                                                                       ----------------    -----------------
                                                                         (Unaudited)       (Unaudited except
                                                                                            Regions and East
                                                                                           Coast historical)
NET INCOME PER COMMON SHARE
Regions historical ...........................................          $        1.23        $       2.37
Regions historical - diluted .................................                   1.22                2.35
East Coast historical ........................................                 (19.33)           1,118.67
Regions and East Coast pro forma combined(1) .................                   1.23                2.37
Regions and East Coast pro forma combined - diluted(1) .......                   1.22                2.34
East Coast pro forma equivalent(2) ...........................               2,152.50            4,147.50
East Coast pro forma equivalent - diluted(2) .................               2,135.50            4,095.00
DIVIDENDS DECLARED PER COMMON SHARE
Regions historical ...........................................                    .54                1.00
East Coast historical ........................................                 379.00              758.00
East Coast pro forma equivalent(3) ...........................                 945.00            1,750.00
BOOK VALUE PER COMMON SHARE (PERIOD END)
Regions historical ...........................................                  14.55               13.89
East Coast historical ........................................              25,162.09
Regions and East Coast pro forma combined(1) .................                  14.56
East Coast pro forma equivalent(2) ...........................              25,480.00


(1) Represents the combined results of Regions and East Coast as if the merger were consummated on January 1, 1999 (or June 30, 2000, in the case of Book Value Per Share Data), and were accounted for as a purchase.
(2) Represents pro forma combined information multiplied by the Exchange Ratio of 1,750 shares of Regions common stock for each share of East Coast common stock.
(3) Represents historical dividends declared per share by Regions multiplied by the Exchange Ratio of 1,750 shares of Regions common stock for each share of East Coast common stock.

SELECTED HISTORICAL FINANCIAL DATA OF REGIONS

         The information in the following table is based on the historical financial information of Regions. All of the summary financial information provided in the following tables should be read in connection with this historical financial information and with the more detailed financial information we have incorporated by reference in this Proxy Statement-Prospectus. See "Where You Can Find More Information" on page 47. The financial information as of or for the interim periods ended June 30, 2000 and 1999 has not been audited and in the opinion of Regions management reflects all adjustments (consisting only of normal recurring adjustments) necessary to a fair presentation of such data.


                                                          SIX MONTHS
                                                        ENDED JUNE 30,                 YEAR ENDED DECEMBER 31,
                                              ---------------------------------     -----------------------------
                                                  2000                 1999             1999             1998
                                              ------------         ------------     ------------     ------------
                                                         (Unaudited)
                                                       (In thousands, except per share data and ratios)
INCOME STATEMENT DATA:
Total interest income ....................    $  1,572,816         $  1,364,577     $  2,854,686     $  2,597,786
Total interest expense ...................         870,009              659,714        1,428,831        1,272,968
Net interest income ......................         702,807              704,863        1,425,855        1,324,818
Provision for loan losses ................          56,981               44,682          113,658           60,505
Net interest income after
     loan loss provision .................         645,826              660,181        1,312,197        1,264,313
Total noninterest income before
     security gains (losses) .............         344,393              264,868          536,981          467,695
Security gains (losses) ..................         (39,951)                  38              160            7,002
Total noninterest expense ................         543,922              522,799        1,064,312        1,103,708
Income tax expense .......................         135,048              136,919          259,640          213,590
Net income ...............................         271,298              265,369          525,386          421,712

PER SHARE DATA:
Net income ...............................    $       1.23         $       1.19     $       2.37     $       1.92
Net income -diluted ......................            1.22                 1.17             2.35             1.88
Cash dividends ...........................             .54                  .50             1.00              .92
Book value ...............................           14.55                13.98            13.89            13.61

OTHER INFORMATION:
Average number of shares outstanding .....         220,782              223,206          221,617          220,114
Average number of shares outstanding
    - diluted ............................         221,987              226,181          223,967          223,781

STATEMENT OF CONDITION DATA
(PERIOD END):
Total assets .............................    $ 42,901,514         $ 39,786,581     $ 42,714,395     $ 36,831,940
Securities ...............................       9,245,683            8,840,406       10,913,044        7,969,137
Loans, net of unearned income ............      30,390,990           26,552,685       28,144,675       24,365,587
Total deposits ...........................      32,508,901           28,427,211       29,989,094       28,350,066
Long-term debt ...........................       2,370,148              388,377        1,750,861          571,040
Stockholders' equity .....................       3,187,435            3,131,441        3,065,112        3,000,401

PERFORMANCE RATIOS:
Return on average assets(1) ..............            1.29%(a)             1.40%            1.33%            1.24%(b)
Return on average stockholders'
     equity(1) ...........................           17.45(a)             17.30            17.13            14.62(b)
Net interest margin(1) ...................            3.63                 4.09             3.94             4.25
Efficiency (2) ...........................           51.37(a)             53.30            53.60            60.82(b)
Dividend payout ..........................           43.90                42.02            42.19            47.92


                                                            YEAR ENDED DECEMBER 31,
                                              -------------------------------------------------
                                                  1997             1996                1995
                                              ------------     ------------        ------------

                                               (In thousands, except per share data and ratios)
INCOME STATEMENT DATA:
Total interest income ....................    $  2,276,584     $  1,954,283        $  1,750,427
Total interest expense ...................       1,097,376          942,459             861,242
Net interest income ......................       1,179,208        1,011,824             889,185
Provision for loan losses ................          89,663           46,026              37,493
Net interest income after
     loan loss provision .................       1,089,545          965,798             851,692
Total noninterest income before
     security gains (losses) .............         406,484          341,792             280,834
Security gains (losses) ..................             498            3,311                (697)
Total noninterest expense ................         901,776          837,034             720,825
Income tax expense .......................         197,222          156,008             134,529
Net income ...............................         397,529          317,859             276,475

PER SHARE DATA:
Net income ...............................    $       1.89     $       1.64        $       1.45
Net income -diluted ......................            1.86             1.61                1.43
Cash dividends ...........................             .80              .70                 .66
Book value ...............................           12.75            11.82               10.74

OTHER INFORMATION:
Average number of shares outstanding .....         209,781          194,241             190,896
Average number of shares outstanding
    - diluted ............................         213,750          197,751             193,579

STATEMENT OF CONDITION DATA
(PERIOD END):
Total assets .............................    $ 31,414,058     $ 26,993,344        $ 24,419,249
Securities ...............................       6,315,923        5,742,375           5,618,839
Loans, net of unearned income ............      21,881,123       18,395,552          16,156,312
Total deposits ...........................      25,011,021       22,019,412          19,982,533
Long-term debt ...........................         445,529          570,545             762,521
Stockholders' equity .....................       2,679,821        2,274,563           2,047,398

PERFORMANCE RATIOS:
Return on average assets(1) ..............            1.35%            1.25%(c)            1.19%
Return on average stockholders'
     equity(1) ...........................           15.38            14.71(c)            14.30
Net interest margin(1) ...................            4.41             4.36                4.27
Efficiency (2) ...........................           57.78            61.84(c)            61.61
Dividend payout ..........................           42.33            42.68               45.52

                                                   SIX MONTHS
                                                 ENDED JUNE 30,                     YEAR ENDED DECEMBER 31,
                                                -----------------     --------------------------------------------------
                                                 2000       1999       1999       1998       1997       1996       1995
                                                ------     ------     ------     ------     ------     ------     ------
                                                   (Unaudited)

                                                                       (In thousands, except per share data and ratios)
ASSET QUALITY RATIOS:
Net charge-offs to average loans,
     net of unearned income(1) ..........          .23%       .31%       .37%       .28%       .27%       .18%       .15%
Problem assets to net loans and
     other real estate (3) ..............          .71        .67        .68        .60        .78        .63        .69
Nonperforming assets to net loans
     and other real estate (4) ..........          .93       1.05        .93       1.15        .91        .83        .81
Allowance for loan losses to loans,
     net of unearned income .............         1.20       1.23       1.20       1.29       1.39       1.38       1.43
Allowance for loan losses to
     nonperforming  assets (4) ..........       128.99     117.42     128.70     112.27     151.89     166.41     177.53

LIQUIDITY AND CAPITAL RATIOS:
Average stockholders' equity to
  average assets ........................         7.37%      8.11%      7.74%      8.47%      8.75%      8.50%      8.36%
Average loans to average deposits .......        90.96      88.71      91.35      86.93      84.94      82.42      82.23
Tier 1 risk-based capital (5) ...........         9.23      10.78       9.51      10.26      10.48      10.81      11.14
Total risk-based capital (5) ............        11.10      12.70      11.42      12.17      12.93      13.59      14.61
Tier 1 leverage (5) .....................         6.83       7.21       6.95       7.40       7.52       7.44       7.49

-------------------
(1)      Interim period ratios are annualized.

(2) Noninterest expense divided by the sum of net interest income (taxable-equivalent basis) and noninterest income net of gains (losses) from security transactions.

(3) Problem assets include loans on a nonaccrual basis, restructured loans, and foreclosed properties.

(4) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due, and foreclosed properties.

(5) The required minimum Tier 1 and total capital ratios are 4% and 8%, respectively. The minimum leverage ratio of Tier 1 capital to total assets is 3% to 5%. The ratios for prior periods have not been restated to reflect the combinations with First National Bancorp and First Commercial Corporation, accounted for as poolings of interests, or any other pooling-of-interests transactions.

(a) Ratios for 2000 excluding $44.0 million (after tax) for gain on sale of credit card portfolio and $26.2 million (after tax) for loss on sale of securities are as follows: Return on average assets - 1.20%, Return on average stockholders' equity - 16.30%, and Efficiency - 54.85%.

(b) Ratios for 1998 excluding $80.7 million (after tax) for nonrecurring merger and consolidation charges are as follows: Return on average assets - 1.48%, Return on average stockholders' equity - 17.42%, and Efficiency - 54.13%.

(c) Ratios for 1996 excluding $20.2 million (after-tax) charge for SAIF assessment and merger expenses are as follows: Return on average assets
         - 1.33%, Return on average stockholders' equity - 15.64%, and Efficiency - 60.93%.

                              THE SPECIAL MEETING

GENERAL

         This Proxy Statement-Prospectus is being furnished to the stockholders of East Coast Bank Corporation in connection with the solicitation by the East Coast board of directors of proxies for use at a special meeting of stockholders, at which East Coast stockholders will be asked to vote upon a proposal to approve the agreement and plan of merger dated as of April 21, 2000, by and between East Coast and Regions Financial Corporation.

         The special meeting will be held at 3:00 p.m., local time, on September 27, 2000, at the main offices of East Coast, located at 1400 Ocean Shore Boulevard, Ormond Beach, Florida, 32175.

         East Coast stockholders are requested promptly to sign, date, and return the accompanying proxy card to East Coast in the enclosed postage-paid, addressed envelope. A stockholder's failure to return a properly executed proxy card or to vote at the special meeting will have the same effect as a vote against the merger agreement.

         Any East Coast stockholder who has delivered a proxy may revoke it at any time before it is voted by giving notice of revocation in writing or submitting to East Coast a signed proxy card bearing a later date, provided that such notice or proxy card is actually received by East Coast before the special meeting or in open meeting prior to the taking of the stockholder vote at the special meeting. Any notice of revocation should be sent to East Coast Bank Corporation, 1400 Ocean Shore Boulevard, Ormond Beach, Florida, 32175,
Attention: Thomas A. Brougher, Corporate Secretary. A proxy will not be revoked by death of the stockholder executing the proxy, or if the stockholder becomes incompetent after submitting a signed proxy, unless, before the vote, notice of such death or incapacity is filed with the Corporate Secretary. The shares of East Coast common stock represented by properly executed proxies received at or prior to the special meeting and not subsequently revoked will be voted as directed in such proxies.

         IF INSTRUCTIONS ARE NOT GIVEN, SHARES REPRESENTED BY PROXIES RECEIVED WILL BE VOTED FOR APPROVAL OF THE MERGER AGREEMENT AND IN THE DISCRETION OF THE PROXY HOLDER AS TO ANY OTHER MATTERS THAT PROPERLY MAY COME BEFORE THE SPECIAL MEETING. IF NECESSARY, AND UNLESS CONTRARY INSTRUCTIONS ARE GIVEN OR YOU HAVE VOTED AGAINST THE MERGER, THE PROXY HOLDER ALSO MAY VOTE IN FAVOR OF A PROPOSAL TO ADJOURN THE SPECIAL MEETING TO PERMIT FURTHER SOLICITATION OF PROXIES IN ORDER TO OBTAIN SUFFICIENT VOTES TO APPROVE THE MERGER AGREEMENT. As of the date of this Proxy Statement-Prospectus, East Coast is unaware of any other matter to be presented at the special meeting.

         Directors, officers, and employees of East Coast will solicit proxies by mail, and possibly by telephone or telegram or in person. They will receive no additional compensation for such solicitation but may be reimbursed for out-of-pocket expenses. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses.

         You should not forward any stock certificates with your proxy card.

RECORD DATE; VOTE REQUIRED

         East Coast's board of directors has established the close of business on September 1, 2000, as the record date for determining the East Coast stockholders entitled to notice of and to vote at the special meeting. Only East Coast stockholders of record as of the record date will be entitled to vote at the special meeting. As of the record date, there were approximately 25 record holders of the 299 shares of common stock of East Coast outstanding and entitled to vote at the special meeting. Each share is entitled to one vote at the special meeting. For information as to persons known by East Coast to beneficially own more than 5.0% of the outstanding shares of East Coast common stock as of the record date, see "Information About East Coast-Voting Securities and Principal Stockholders."

         The presence, in person or by proxy, of a majority of the outstanding shares of East Coast common stock is necessary to constitute a quorum of the stockholders. A quorum must be present before a vote on the merger agreement can be taken at the special meeting. For these purposes, shares of East Coast common stock that are present, or represented by proxy, at the special meeting will be counted for quorum purposes regardless of whether the holder of the shares or proxy fails to vote on the merger agreement for any reason, including broker nonvotes. Generally, a broker who holds shares of East Coast common stock in "street" name on behalf of a beneficial owner lacks authority to vote such shares in the absence of specific voting instructions from the beneficial owner.

         Once a quorum is established, approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of East Coast common stock entitled to vote at the special meeting. A failure to vote, in person or by proxy, for any reason, including failure to return a properly executed proxy, an abstention, or a broker nonvote, has the same effect as a vote against the merger agreement.

         The directors and executive officers of East Coast and their affiliates beneficially owned, as of the record date, 216.55 shares (or approximately 72% of the outstanding shares) of East Coast common stock. The directors of East Coast have agreed to vote those shares of East Coast common stock over which they have voting control (other than in a fiduciary capacity) in favor of the merger. The directors and executive officers of Regions and their affiliates beneficially owned, as of the record date, no shares of East Coast common stock. As of that date, no subsidiary of either East Coast or Regions held any shares of East Coast common stock in a fiduciary capacity for others.

                                   THE MERGER

         The following material describes certain aspects of the merger of East Coast with and into Regions. This description does not purport to be complete and is qualified in its entirety by reference to the Appendices hereto, including the merger agreement, which is attached as Appendix A to this Proxy Statement-Prospectus and incorporated herein by reference. All stockholders are urged to read the Appendices in their entirety.

GENERAL

         The merger agreement provides generally for the acquisition of East Coast by Regions pursuant to the merger of East Coast with and into Regions, with Regions as the surviving corporation resulting from the merger.

         On the date and at the time that the merger becomes effective, each share of East Coast common stock (excluding shares held by East Coast, Regions, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted, and excluding all shares held by stockholders who perfect their dissenters' rights) issued and outstanding at the effective time of the merger will be converted into 1,750 shares of the $.625 par value common stock of Regions. Each share of Regions common stock outstanding immediately prior to the effective time of the merger will remain outstanding and unchanged as a result of the merger.

BACKGROUND OF THE MERGER

         For several years, East Coast's board of directors has been cognizant of trends in the banking industry, such as the increasing incidence of consolidation and geographic expansion, increased emphasis and reliance on automation and technology, specialization of products and services, and increased competition from non-bank financial institutions. Mindful of these trends, the members of the board of directors and management have periodically reviewed and discussed on an informal basis strategic plans for East Coast.

         As an outgrowth of these informal discussions, the board of directors initiated a strategic planning process with an outside industry consulting firm to explore a range of alternatives and identify possible courses of action to best respond to changes in the banking industry. As part of this process, the board of directors and management reviewed internal financial information and other information about East Coast and the Bank At Ormond-By-The-Sea and discussed the initial results of such review. Following these discussions, management was authorized to identify potential merger partners and to attempt to ascertain whether any of such parties had any interest in considering a merger transaction with East Coast. Management entered into discussions with various other institutions, of which three institutions conducted a review of an informational package compiled by East Coast.

         As a result of this process, the board of directors identified Regions as the institution most interested in pursuing a possible transaction and likely to complete a transaction on terms most acceptable to East Coast. The parties and their respective counsel engaged in further discussion and negotiations, which resulted in the definitive agreement and plan of merger executed by parties on April 21, 2000.

         At a special meeting of the board of directors on April 21, 2000, the board received a presentation by its legal counsel, reviewed the terms of the definitive agreement, and discussed the pertinent aspects of the merger. The board of directors of East Coast then approved the merger and the definitive agreement and authorized the agreement to be executed on behalf of East Coast.

EAST COAST'S REASONS FOR THE MERGER.

         In approving the merger, the directors of East Coast considered a number of factors. Without assigning any relative or specific weights to the factors, the East Coast board of directors considered the following material factors:

- the information presented to the directors by the management of East Coast concerning the business, operations, earnings, asset quality, and financial condition of East Coast and Regions;

- the financial terms of the merger, including the relationship of the merger price to the book value and earnings per share of East Coast common stock;

- the nonfinancial terms of the merger, including the treatment of the merger as a tax-free exchange of East Coast common stock for Regions common stock for federal and state income tax purposes;

- the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay;

- stockholders of East Coast will receive shares of Regions common stock, which is publicly traded on the Nasdaq National Market; there is no current public market for East Coast common stock;

- affiliation with a larger holding company would provide the opportunity to realize economies of scale and increase efficiencies of operations to the benefit of stockholders and customers. Affiliation with Regions will also enhance the development of new products and services, the development and provision of which are becoming increasingly difficult to address by smaller banks;

- potential benefits and opportunities for employees of East Coast, as a result of both employment in a larger enterprise and Regions' benefit plans and policies; and

- growth of East Coast without affiliation with a larger holding company would likely be limited because of East Coast's need for increasing capital resources to support that growth.

         The terms of the merger were the result of arms-length negotiations between representatives of East Coast and representatives of Regions. Based upon the consideration of the foregoing factors, the board of directors of East Coast unanimously approved the merger as being in the best interests of East Coast and its stockholders. Each member of the board of directors of East Coast has agreed to vote those shares of East Coast common stock over which such member has voting authority (other than in a fiduciary capacity) in favor of the merger.

         East Coast's board of directors unanimously recommends that East Coast stockholders vote for approval of the merger agreement.

REGIONS' REASONS FOR THE MERGER.

         In approving the merger agreement and the merger, the Regions board of directors considered a number of factors concerning the benefits of the merger, including the following:

- Information Concerning East Coast: The Regions board of directors considered information concerning the business, operations, earnings, asset quality, and financial condition of East Coast, and aspects of the East Coast franchise, including the market position of East Coast in each of the markets in which it operates and the compatibility of the community bank orientation of the operations of East Coast to that of Regions. The Regions board of directors concluded that East Coast is a sound, well managed financial institution which is well positioned in its market area and which presents an attractive opportunity for Regions to add to its franchise in its central Florida market.

- Financial Terms of the Merger: The Regions board of directors considered various financial aspects of the merger as reported by Regions' management including (1) the anticipated effect of the merger on Regions' per share earnings (with the merger anticipated to have no significant effect on Regions' earnings per share), (2) the anticipated effect of the merger on Regions' book value per share (with the merger anticipated not to dilute significantly Regions' book value per share), (3) a comparison of East Coast to selected peer banks and a comparison of pricing aspects of the merger to pricing characteristics of other merger transactions involving financial institutions, and (4) the anticipated accounting treatment of the merger as a purchase.

- Nonfinancial Terms of the Merger. The Regions board of directors considered various nonfinancial aspects of the merger, including the treatment of the merger as a tax-free exchange of East Coast common stock for Regions common stock for federal income tax purposes and the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay.

         The foregoing discussion of the information and factors considered by the Regions board of directors is not intended to be exhaustive but includes all material factors considered by the Regions board of directors. In reaching its determination to approve the merger and the merger agreement, the Regions board of directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. After deliberating with respect to the merger, and considering, among other things, the matters discussed above, the Regions board of directors determined that the merger is in the best interests of Regions and its stockholders and unanimously approved the merger agreement.

EFFECTIVE TIME OF THE MERGER

         After all conditions to the merger are satisfied or waived, the merger will become effective when Regions files certain certificates with the Secretaries of State of Delaware and Florida. The effective time of the merger will occur on the date and at the time that the such certificates are filed and declared effective. Unless otherwise agreed upon by Regions and East Coast, and subject to the satisfaction or waiver of the conditions to the obligations of the parties to effect the merger, the parties will use their reasonable efforts to cause the effective time of the merger to occur not later than the last day of the month during which the last of the following events occur: (1) the effective date (including the expiration of any applicable waiting period) of the last federal or state regulatory approval required for the merger and (2) the date on which the merger agreement is approved by the requisite vote of East Coast stockholders; or such later date within 30 days thereof as may be specified by Regions.

         No assurance can be provided that the necessary stockholder and regulatory approvals can be obtained or that other conditions precedent to the merger can or will be satisfied. Regions and East Coast anticipate that all conditions to consummation of the merger will be satisfied so that the merger can be consummated during the fourth quarter of 2000. However, delays in the consummation of the merger could occur.

         The board of directors of either Regions or East Coast generally may terminate the merger agreement if the merger is not consummated by December 31, 2000, unless the failure to consummate by that date is the result of a breach of the merger agreement by the party seeking termination. See "-Conditions to Consummation of the Merger" and "-Waiver, Amendment, and Termination of the Agreement."

DISTRIBUTION OF REGIONS STOCK CERTIFICATES AND PAYMENT FOR FRACTIONAL SHARES

         Promptly after the merger is completed, each former East Coast stockholder will be mailed a form letter of transmittal and instructions for the exchange of the certificates representing shares of East Coast common stock for certificates representing shares of Regions common stock.

         EAST COAST STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF TRANSMITTAL AND INSTRUCTIONS. After you surrender to the exchange agent certificates for East Coast common stock with a properly completed letter of transmittal, the exchange agent will mail you a certificate or certificates representing the number of shares of Regions common stock to which you are entitled and a check for the amount to be paid instead of any fractional share, without interest. Regions will not be obligated to deliver the consideration to you, as a former East Coast stockholder, until you have surrendered your East Coast common stock certificates. After the effective time of the merger, to the extent permitted by law, East Coast stockholders of record as of the effective time will be entitled to vote at any meeting of holders of Regions common stock the number of whole shares of Regions common stock into which their East Coast common stock has been converted, regardless of whether such stockholders have surrendered their East Coast common stock certificates. No dividend or other distribution payable after the effective time of the merger with respect to Regions common stock, however, will be paid to the holder of any unsurrendered East Coast certificate until the holder duly surrenders such certificate. Upon such surrender, all undelivered dividends and other distributions will be delivered to such stockholder, in each case without interest.

         After the effective time of the merger, an East Coast stockholder will be unable to transfer shares of East Coast common stock. If certificates representing shares of East Coast common stock are presented for transfer after the effective time of the merger, they will be canceled and exchanged for the shares of Regions common stock and a check for the amount due in lieu of fractional shares, if any, deliverable in respect thereof.

CONDITIONS TO CONSUMMATION OF THE MERGER

         Consummation of the merger is subject to a number of conditions, including, but not limited to:

- approval from the Board of Governors of the Federal Reserve System (which has been granted) and the expiration of all applicable waiting periods associated with such approval, without any conditions or restrictions (excluding requirements relating to the raising of additional capital or the disposition of assets or deposits) that would, in the reasonable judgment of Regions' board of directors, so materially adversely impact the economic benefits of the transactions contemplated by the merger agreement as to render inadvisable the consummation of the merger;

- the approval by the holders of the requisite number of shares of East Coast common stock;

- the absence of any action by any court or governmental authority restricting, prohibiting, or making illegal the consummation of the merger and the other transactions contemplated by the merger agreement;

- the receipt of a satisfactory opinion of counsel that the merger qualifies for federal income tax treatment as a reorganization under
         Section 368(a) of the Code, with the effects described under "-- Federal Income Tax Consequences of the Merger," including, among others, that the exchange of East Coast common stock for Regions common stock will not give rise to recognition of gain or loss to East Coast stockholders, except to the extent of any cash received.

         Consummation of the merger also is subject to the satisfaction or waiver of various other conditions specified in the merger agreement which are customary in transactions of this nature, including, among others: (1) obtaining necessary consents and permits, (2) the delivery by Regions and East Coast of opinions of their respective counsel and certificates executed by their respective duly authorized officers as to the satisfaction of certain conditions and obligations set forth in the merger agreement and (3) as of the effective time of the merger, the accuracy of certain representations and warranties and the compliance in all material respects with the agreements and covenants of each party.

REGULATORY APPROVALS

         Regions must receive certain regulatory approvals before the merger can be completed. There can be no assurance that such regulatory approvals will be obtained or as to the timing of such approvals. It is also possible that any such approval may be accompanied by a conditional requirement which causes such approvals to fail to satisfy the conditions set forth in the merger agreement. Applications for the approvals described below have been submitted to the appropriate regulatory agencies.

         Regions and East Coast are not aware of any material governmental approvals or actions that are required for consummation of the merger, except as described below. Should any other approval or action be required, it presently is contemplated that such approval or action would be sought.

         The merger requires the prior approval of the Federal Reserve Board, pursuant to Section 3 of the Bank Holding Company Act of 1956. In granting its approval under Section 3 of the Bank Holding Company Act, the Federal Reserve Board must take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the Federal Reserve Board from approving the merger (1) if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (2) if its effect in any section of the country may be to substantially lessen competition or to tend to create a monopoly, or if it would be a restraint of trade in any other manner, unless the Federal Reserve Board finds that any anticompetitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Under the Bank Holding Company Act, the merger may not be consummated until the 30th day following the date of Federal Reserve Board approval, which may be shortened by the Federal Reserve Board to the 15th day, during which time the United States Department of Justice may challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the Federal Reserve Board's approval, unless a court specifically orders otherwise.

         The merger also is subject to approval by the Florida Department of Banking and Finance.

         The Federal Reserve Board has issued its approval of the merger, and the waiting period has expired.

WAIVER, AMENDMENT, AND TERMINATION OF THE MERGER AGREEMENT

         Prior to the effective time of the merger, and to the extent permitted by law, any provision of the merger agreement generally may be (1) waived by the party benefited by the provision or (2) amended by a written agreement between Regions and East Coast approved by their respective boards of directors; provided, however, that after approval by the East Coast stockholders, no amendment that pursuant to the Florida Business Corporation Act requires further approval of the East Coast stockholders, including decreasing the consideration to be received by East Coast stockholders, may be made without the further approval of such stockholders.

         The merger agreement may be terminated, and the merger abandoned, at any time prior to the effective time of the merger, either before or after approval by East Coast stockholders, under certain circumstances, including:

- by the board of directors of either party upon final denial of any required consent of any regulatory authority, if such denial is nonappealable or was not appealed within the time limit for appeal;

- by the board of directors of either party, if the holders of the requisite number of shares of East Coast common stock shall not have approved the merger agreement;

-        by mutual consent of the boards of directors of Regions and East
         Coast;

- by the board of directors of either party (provided the terminating party is not in material breach of any representation, warranty, covenant, or agreement included in the merger agreement), in the event of any inaccuracy in any representation or warranty by the other party which meets certain standards specified in the merger agreement and cannot be or has not been cured within 30 days after the giving of written notice to the breaching party;

- by the board of directors of either party (provided the terminating party is not in material breach of any representation, or warranty included in the merger agreement), in the event of a breach by the other party of any covenant or agreement included in the merger agreement that cannot be cured within 30 days after giving notice to the breaching party; and

- by the board of directors of either party if the merger shall not have been consummated by December 31, 2000, but only if the failure to consummate the merger by such date has not been caused by the terminating party's breach of the merger agreement.

         If the merger agreement is terminated, the parties will have no further obligations, except with respect to certain provisions, including those providing for payment of expenses and restricting disclosure of confidential information. Further, termination generally will not relieve the parties from the consequences of any uncured willful breach of the merger agreement giving rise to such termination.

CONDUCT OF BUSINESS PENDING THE MERGER

         Each of East Coast and Regions generally has agreed to operate its business only in the usual, regular, and ordinary course, and to preserve intact its business organizations and assets and maintain its rights and franchises. Each has also agreed to take no action which would materially adversely affect the ability of either party to obtain any consents required for the merger or to perform its covenants and agreements under the merger agreement and to consummate the merger. The foregoing does not prevent Regions or any subsidiary of Regions from discontinuing or disposing of any of its assets or business. Nor is Regions prevented from acquiring or agreeing to acquire any other entity or any assets thereof, if such action is, in the judgment of Regions, desirable in the conduct of the business of Regions and its subsidiaries. In addition, the merger agreement includes certain other restrictions applicable to the conduct of the business of East Coast prior to consummation of the merger, as described below.

         East Coast. East Coast has agreed not to take certain actions relating to the operation of its business pending consummation of the merger without the prior written consent of Regions, which Regions has agreed shall not be unreasonably withheld. The actions East Coast has agreed not to take are in the general categories of:

- amending its articles of incorporation, bylaws, or other governing instruments;

-        incurring indebtedness;

- acquiring any of its outstanding shares or making distributions in respect to its outstanding shares;

-        issuing additional securities;

-        reclassifying capital stock or selling or encumbering assets;

-        acquiring or investing in other entities;

- increasing employees' salaries and benefits or accelerating the vesting of any stock-based compensation or employee benefits;

-        entering into or amending employment contracts;

-        adopting employee benefit plans or amending existing plans;

-        changing accounting methods or practices;

-        commencing or settling litigation; or

-        entering into or terminating material contracts.

The specific agreements not to take certain actions of such character, including the exceptions and contractually permitted actions, are set forth in the merger agreement, which is attached as Appendix A. See Article 7 of the merger agreement.

         In addition, East Coast has agreed not to solicit, directly or indirectly, any acquisition proposal from any other person or entity. East Coast also has agreed not to negotiate with respect to any such proposal, provide nonpublic information to any party making such a proposal, or enter into any agreement with respect to any such proposal, except in compliance with the fiduciary obligations of its board of directors. In addition, East Coast has agreed to use reasonable efforts to cause its advisors and other representatives not to engage in any of the foregoing activities.

MANAGEMENT FOLLOWING THE MERGER

         Upon consummation of the merger, the present officers and directors of Regions will retain their respective positions with Regions. Information pertaining to the directors and executive officers of Regions, executive compensation, certain relationships and related transactions, and other related matters is included in Regions' Annual Report on Form 10-K for the year ended December 31, 1999, incorporated herein by reference. See "Where You Can Find More Information."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Regions has agreed to indemnify for a period of six years after the completion of the merger the present and former directors, officers, employees, and agents of East Coast and its subsidiaries against certain liabilities arising out of actions or omissions occurring at or prior to the time the merger becomes effective (including the merger) to the full extent permitted under Florida law, and East Coast's articles of incorporation and bylaws.

         The merger agreement also provides that, after the effective time of the merger, Regions will provide generally to officers and employees of East Coast and its subsidiaries who, at or after the effective time, become officers or employees of Regions or its subsidiaries, employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of Regions common stock) on terms and conditions that, taken as a whole, are substantially similar to those currently provided by Regions and its subsidiaries to their similarly situated officers and employees. For purposes of participation and vesting (but not benefit accrual) under such employee benefit plans, service with East Coast or its subsidiaries prior to the effective time of the merger will be treated as service with Regions or its subsidiaries. The merger agreement further provides that Regions will cause East Coast to honor all employment, severance, consulting, and other compensation contracts previously disclosed to Regions between East Coast or its subsidiaries and any current or former director, officer, or employee, and all provisions for vested amounts earned or accrued through the effective time of the merger under East Coast's benefit plans.

         As of the record date, directors and executive officers of East Coast as a group owned 126 shares of Regions common stock.

DISSENTING STOCKHOLDERS

         Pursuant to the pertinent provisions of the Florida Business Corporation Act governing dissenters' rights, if the merger is consummated, any holder of record of East Coast common stock who (1) gives to East Coast, prior to the vote at the special meeting with respect to the approval of the merger agreement, written notice of such holder's intent to demand payment for such holder's shares, and (2) does not vote in favor of the merger agreement, shall be entitled to receive, upon compliance with the statutory requirements summarized below, the fair value of such holder's shares as of the effective date of the merger, excluding any appreciation or depreciation in anticipation of the merger. A copy of the pertinent provisions of the Florida Business Corporation Act is reproduced as Appendix B to this Proxy Statement-Prospectus.

         A stockholder of record may assert dissenters' rights as to fewer than all the shares registered in such holder's name only if such holder dissents with respect to all shares beneficially owned by any one beneficial stockholder and such holder notifies East Coast in writing of the name and address of each person on whose behalf such holder asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which such holder dissents and such holder's other shares were registered in the names of different stockholders.

         The written objection requirement referred to above will not be satisfied under the Florida statutory provisions by merely voting against approval of the merger agreement by proxy or in person at the special meeting. Any holder of East Coast common stock who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the transaction and will not be entitled to assert dissenters' rights of appraisal. In addition to not voting in favor of the merger agreement, a stockholder wishing to preserve the right to dissent and seek appraisal must give a separate written notice of such holder's intent to demand payment for such holder's shares if the merger is effected, as provided by statute and described in this summary of the statute.

         Any written objection to the merger agreement satisfying the requirements discussed above should be addressed as follows: East Coast Bank Corporation, 1400 Ocean Shore Boulevard, Ormond Beach, Florida, 32175,
Attention: Thomas A. Brougher, Corporate Secretary.

         If the merger is approved at the special meeting, the "Corporation" (referring to East Coast prior to the effective date of the merger or Regions as the surviving corporation after the effective date of the merger, as the case may be) must deliver a written notice of such approval to all holders of East Coast common stock who satisfied the foregoing requirements within 10 days of such approval.

         Any stockholder who receives such notice and elects to dissent must file with the Corporation, within 20 days after the giving of such notice by the Corporation, a notice of such election, stating the stockholder's name and address, the number, classes, and series of shares as to which such holder dissents, and a demand for payment of the fair value of such holder's shares. Any stockholder failing to file such election to dissent within the period set forth shall be bound by the terms of the proposed corporate action. Any stockholder filing an election to dissent shall deposit such holder's certificates for certificated shares with the Corporation simultaneously with the filing of the election to dissent.

         Within 10 days after the expiration of the period in which stockholders may file their notices of election to dissent, or within 10 days after the merger is effected, whichever is later (but in no case later than 90 days from the date of the stockholders' approval), the Corporation shall make a written offer to each dissenting stockholder who has made demand, as described in the preceding paragraph, to pay an amount the Corporation estimates to be the fair value for such shares. If the merger has not been consummated before the expiration of the 90-day period after the date of stockholders' approval, the offer may be made conditional upon the consummation of the merger. Such notice and offer must be accompanied by specified financial information.

         If within 30 days after the making of such offer any stockholder accepts the offer, payment for such holder's shares shall be made within 90 days after the making of such offer or the consummation of the merger, whichever is later. Upon payment of the agreed value, the dissenting stockholder shall cease to have any interest in such shares.

         If the Corporation fails to make such offer within the period specified therefor or if it makes the offer and any dissenting stockholder or stockholders fail to accept the offer within the period of 30 days thereafter, then the Corporation, within 30 days after receipt of written demand from any dissenting stockholder given within 60 days after the date on which the merger was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in Volusia County requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting stockholder, as to whom the Corporation requests the court to make such determination, is entitled to receive payment for such holder's shares.

         If the Corporation fails to institute the proceeding as just described, any dissenting stockholder may do so in the name of the Corporation. All dissenting stockholders (whether or not residents of Florida), other than stockholders who have agreed with the Corporation as to the value of their shares, shall be made parties to the proceeding as an action against their shares. The Corporation shall serve a copy of the initial pleading in such proceeding upon each dissenting stockholder in a specified manner.

         The jurisdiction of the court is plenary and exclusive. All stockholders who are proper parties to the proceeding are entitled to judgment against the Corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as is specified in the order of their appointment or an amendment thereof.

         The Corporation shall pay each dissenting stockholder the amount found to be due such holder within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting stockholder shall cease to have any interest in such shares.

         The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the Corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting stockholders who are parties to the proceeding, to whom the Corporation has made an offer to pay for the shares, if the court finds that the action of such stockholders in failing to accept such offer was arbitrary, vexatious, or not in good faith. Such expenses shall include reasonable compensation for, and reasonable expenses of, the appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the fair value of the shares, as determined, materially exceeds the amount which the Corporation offered to pay therefor or if no offer was made, the court in its discretion may award to any stockholder who is a party to the proceeding such sum as the court determines to be reasonable compensation to any attorney or expert employed by the stockholder in the proceeding.

         The foregoing is a summary of the material rights of a dissenting stockholder of East Coast, but is qualified in its entirety by reference to the pertinent provisions of the Florida Business Corporation Act, included in Appendix B to this Proxy Statement-Prospectus. Any East Coast stockholder who intends to dissent from approval of the merger agreement should carefully review the text of such provisions and should also consult with such holder's attorney. No further notice of the events giving rise to dissenters' rights or any steps associated therewith will be furnished to East Coast stockholders, except as indicated above or otherwise required by law.

         Any dissenting East Coast stockholder who perfects such holder's right to be paid the value of such holder's shares will recognize taxable gain or loss upon receipt of cash for such shares for federal income tax purposes. See "--Federal Income Tax Consequences of the Merger."

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

         THE FOLLOWING IS A DISCUSSION OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO HOLDERS OF EAST COAST COMMON STOCK. THIS DISCUSSION MAY NOT APPLY TO SPECIAL SITUATIONS, SUCH AS EAST COAST STOCKHOLDERS, IF ANY, WHO HOLD EAST COAST COMMON STOCK OTHER THAN AS A CAPITAL ASSET, WHO RECEIVED EAST COAST COMMON STOCK UPON THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, WHO HOLD EAST COAST COMMON STOCK AS PART OF A "STRADDLE" OR "CONVERSION TRANSACTION," OR WHO ARE INSURANCE COMPANIES, SECURITIES DEALERS, FINANCIAL INSTITUTIONS OR FOREIGN PERSONS, AND DOES NOT DISCUSS ANY ASPECTS OF STATE, LOCAL, OR FOREIGN TAXATION. THIS DISCUSSION IS BASED UPON LAWS, REGULATIONS, RULINGS AND DECISIONS NOW IN EFFECT AND ON PROPOSED REGULATIONS, ALL OF WHICH ARE SUBJECT TO CHANGE (POSSIBLY WITH RETROACTIVE EFFECT) BY LEGISLATION, ADMINISTRATIVE ACTION, OR JUDICIAL DECISION. NO RULING HAS BEEN OR WILL BE REQUESTED FROM THE INTERNAL REVENUE SERVICE ON ANY MATTER RELATING TO THE TAX CONSEQUENCES OF THE MERGER.

         Consummation of the merger is conditioned upon receipt by Regions and East Coast of an opinion from Alston & Bird LLP, special counsel to Regions, concerning the material federal income tax consequences of the merger. Based upon the assumption that the merger is consummated in accordance with the merger agreement and upon factual statements and factual representations made by Regions and East Coast, it is such firm's opinion that:

         1. The merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and East Coast and Regions will each be "a party to a reorganization" within the meaning of Section 368(b) of the Internal Revenue Code.

         2. No gain or loss will be recognized by holders of East Coast common stock upon the exchange in the merger of all of their East Coast common stock solely for shares of Regions common stock (except with respect to any cash received in lieu of fractional share interests in Regions common stock).

         3. The aggregate tax basis of the Regions common stock received by the East Coast stockholders who exchange all of their East Coast common stock solely for Regions common stock in the merger will be the same as the tax basis of the East Coast common stock surrendered in exchange therefor, less the basis of any fractional share of Regions common stock settled by cash payment.

         4. The holding period of the Regions common stock received by the East Coast stockholders who exchange all of their East Coast common stock solely for Regions common stock in the merger will include the holding period of the East Coast common stock surrendered in exchange therefor, provided that such East Coast common stock is held as a capital asset at the effective time of the merger.

         5. The payment of cash to East Coast stockholders in lieu of fractional share interests of Regions common stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by Regions. These cash payments will be treated as having been received as distributions in full payment in exchange for the Regions common stock redeemed, as provided in Section 302(a) of the Internal Revenue Code.

         6. Where solely cash is received by an EastCoast stockholder in exchange for East Coast common stock pursuant to the exercise of dissenters' rights, such cash will be treated as having been received in redemption of such holder's East Coast common stock, subject to the provisions and limitations of
Section 302 of the Internal Revenue Code.

         THE TAX OPINION DOES NOT ADDRESS ANY STATE, LOCAL, FOREIGN, OR OTHER TAX CONSEQUENCES OF THE MERGER. EAST COAST STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE PROPOSED TRANSACTION TO THEM INDIVIDUALLY, INCLUDING TAX REPORTING REQUIREMENTS AND TAX CONSEQUENCES UNDER STATE, LOCAL, AND FOREIGN LAW.

ACCOUNTING TREATMENT

         It is anticipated that the merger will be accounted for as a "purchase," as that term is used pursuant to generally accepted accounting principles, for accounting and financial reporting purposes. Under the purchase method of accounting, the assets and liabilities of East Coast as of the effective time of the merger will be recorded at their estimated respective fair values and added to those of Regions. Financial statements of Regions issued after the effective time will reflect such values and will not be restated retroactively to reflect the historical financial position or results of operations of East Coast.


EXPENSES AND FEES

         The merger agreement provides, in general, that each of the parties will bear and pay its own expenses in connection with the transactions contemplated by the merger agreement, including fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Regions will bear and pay the filing fees and one-half of the printing costs incurred in connection with the printing of this Proxy Statement-Prospectus.

RESALES OF REGIONS COMMON STOCK

         The Regions common stock to be issued to East Coast stockholders in the merger has been registered under the Securities Act of 1933. All shares of Regions common stock received by stockholders of East Coast in the merger will be freely transferable after the merger by those stockholders of East Coast who are not considered to be "affiliates" of East Coast. "Affiliates" generally are defined as persons or entities who control, are controlled by, or are under common control with East Coast at the time of the special meeting (generally, executive officers, directors, and 10% or greater stockholders). Affiliates may not sell shares of Regions common stock acquired in connection with the merger, except pursuant to an effective registration statement under the Securities Act or in compliance with Rule 145 promulgated under the Securities Act or in accordance with a legal opinion satisfactory to Regions that such sale or transfer is otherwise exempt from the Securities Act registration requirements.

         Rule 145 promulgated under the Securities Act restricts the sale of Regions common stock received in the merger by affiliates and certain of their family members and related interests. Under the rule, during the one-year period following the effective time of the merger, affiliates of East Coast may resell publicly the Regions common stock received by them in the merger subject to certain limitations as to the amount of Regions common stock sold in any three-month period and as to the manner of sale, and subject to the timeliness of Regions' periodic reporting obligations with the Securities and Exchange Commission. After the one-year period and within two years following the effective time of the merger, affiliates of East Coast who are not affiliates of Regions may effect such resales subject only to the timeliness of Regions' periodic reporting requirements. After two years, such affiliates of East Coast who are not affiliates of Regions may resell their shares without restriction. Persons who are affiliates of Regions after the effective time of the merger may publicly resell the Regions common stock received by them in the merger subject to similar limitations and subject to certain filing requirements specified in SEC Rule 144. Affiliates will receive additional information regarding the effect of Rule 145 on their ability to resell Regions common stock received in the merger. Affiliates also would be permitted to resell Regions common stock received in the merger pursuant to an effective registration statement under the Securities Act or an available exemption from the Securities Act registration requirements. This Proxy Statement-Prospectus does not cover any resales of Regions common stock received by persons who may be deemed to be affiliates of East Coast or Regions.

         Each person who East Coast reasonably believes will be an affiliate of East Coast has delivered to Regions a written agreement providing that such person generally will not sell, pledge, transfer, or otherwise dispose of any Regions common stock to be received by such person upon consummation of the merger, except in compliance with the Securities Act and the rules and regulations promulgated thereunder.

                 EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS

         As a result of the merger, holders of East Coast common stock will be exchanging their shares of a Florida corporation governed by the Florida Business Corporation Act and East Coast's articles of incorporation, as amended, and bylaws, for shares of Regions, a Delaware corporation governed by the Delaware General Corporation Law and Regions' certificate of incorporation and bylaws. Certain significant differences exist between the rights of East Coast stockholders and those of Regions stockholders. The material differences are summarized below. In particular, Regions' certificate of incorporation and bylaws contain several provisions that under certain circumstances may have an antitakeover effect in that they could impede or prevent an acquisition of Regions unless the potential acquirer has obtained the approval of Regions' board of directors. The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of stockholders and their respective entities, and it is qualified in its entirety by reference to the Florida Business Corporation Act and the Delaware General Corporation Law as well as to Regions' certificate of incorporation and bylaws and East Coast's articles of incorporation and bylaws.

ANTITAKEOVER PROVISIONS GENERALLY

         The provisions of Regions' certificate of incorporation and bylaws described below under the headings, "-Authorized Capital Stock," "-Amendment of Certificate or Articles of Incorporation and Bylaws," "-Classified Board of Directors and Absence of Cumulative Voting," "-Removal of Directors," "-Limitations on Director Liability," "-Special Meetings of Stockholders," "-Actions by Stockholders Without a Meeting," "-Stockholder Nominations," and "-Mergers, Consolidations, and Sales of Assets Generally," and the provisions of the Delaware General Corporation Law described under the heading "-Business Combinations With Certain Persons," are referred to herein as the "protective provisions." In general, one purpose of the protective provisions is to assist Regions' board of directors in playing a role in connection with attempts to acquire control of Regions, so that the board of directors can further and protect the interests of Regions and its stockholders as appropriate under the circumstances, including, if the board of directors determines that a sale of control is in their best interests, by enhancing the board of directors' ability to maximize the value to be received by the stockholders upon such a sale.

         Although Regions' management believes the protective provisions are beneficial to Regions' stockholders, the protective provisions also may tend to discourage some takeover bids. As a result, Regions' stockholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that the protective provisions discourage undesirable proposals, Regions may be able to avoid those expenditures of time and money.

         The protective provisions also may discourage open market purchases by a potential acquirer. Such purchases may increase the market price of Regions common stock temporarily, enabling stockholders to sell their shares at a price higher than that which otherwise would prevail. In addition, the protective provisions may decrease the market price of Regions common stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The protective provisions also may make it more difficult and time consuming for a potential acquirer to obtain control of Regions through replacing the board of directors and management. Furthermore, the protective provisions may make it more difficult for Regions' stockholders to replace the board of directors or management, even if a majority of the stockholders believes such replacement is in the best interests of Regions. As a result, the protective provisions may tend to perpetuate the incumbent board of directors and management.

AUTHORIZED CAPITAL STOCK

         Regions. Regions' certificate of incorporation authorizes the issuance of up to 500,000,000 shares of Regions common stock and 5,000,000 shares of preferred stock. At June 30, 2000, 222,445,291 shares of Regions common stock were issued, including 3,350,000 treasury shares, and 219,095,291 shares were outstanding. Regions' board of directors may authorize the issuance of additional shares of Regions common stock or preferred stock without further action by Regions' stockholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which Regions' capital stock may be listed. Regions' certificate of incorporation does not provide preemptive rights to Regions stockholders.

         The authority to issue additional shares of Regions capital stock provides Regions with the flexibility necessary to meet its future needs without the delay resulting from seeking stockholder approval. The authorized but unissued shares of Regions common stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of Regions. In addition, the sale of a substantial number of shares of Regions common stock to persons who have an understanding with Regions concerning the voting of such shares, or the distribution or declaration of a dividend of shares of Regions common stock (or the right to receive Regions common stock) to Regions stockholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of Regions. Regions has committed not to issue shares of preferred stock for any anti-takeover purpose, including any purpose to make a change in control of Regions more costly or difficult.

         East Coast. East Coast's authorized capital stock consists of 750,000 shares of East Coast common stock, which is the only class of capital stock authorized and of which 299 shares were issued and outstanding as of the record date.

         Pursuant to the Florida Business Corporation Act, East Coast's board of directors may authorize the issuance of additional shares of East Coast common stock without further action by East Coast's stockholders. East Coast's articles of incorporation, as amended, does not provide the stockholders of East Coast with preemptive rights to purchase or subscribe to any unissued authorized shares of East Coast common stock or any option or warrant for the purchase thereof.

AMENDMENT OF CERTIFICATE OR ARTICLES OF INCORPORATION AND BYLAWS

         Regions. The Delaware General Corporation Law generally provides that the approval of a corporation's board of directors and the affirmative vote of a majority of (1) all shares entitled to vote thereon and (2) the shares of each class of stock entitled to vote thereon as a class is required to amend a corporation's certificate of incorporation, unless the certificate specifies a greater voting requirement. Regions' certificate of incorporation states that its provisions regarding authorized capital stock, election, classification, and removal of directors, the approval required for certain business combinations, meetings of stockholders, and amendment of Regions' certificate of incorporation and bylaws may be amended or repealed only by the affirmative vote of the holders of at least 75% of the outstanding shares of Regions common stock.

         Regions' certificate of incorporation also provides that the board of directors has the power to adopt, amend, or repeal the bylaws. Any action taken by the stockholders with respect to adopting, amending, or repealing any bylaws may be taken only upon the affirmative vote of the holders of at least 75% of the outstanding shares of Regions common stock.

         East Coast. The Florida Business Corporation Act generally provides that a Florida corporation's articles of incorporation may be amended in certain minor respects without stockholder action, but the Florida Business Corporation Act requires most amendments to be adopted by the affirmative vote of a majority of the shares entitled to vote thereon upon recommendation of the Board of Directors. Unless the Florida Business Corporation Act requires a greater vote, amendments may be adopted by a majority of the votes cast, a quorum being present. The Florida Business Corporation Act also permits the Board of Directors to amend or repeal the bylaws unless the Florida Business Corporation Act or the stockholders provide otherwise. The stockholders entitled to vote have concurrent power to amend or repeal the bylaws.

CLASSIFIED BOARD OF DIRECTORS AND ABSENCE OF CUMULATIVE VOTING

         Regions. Regions' certificate of incorporation provides that Regions' board of directors is divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office.

         The effect of Regions' having a classified board of directors is that only approximately one-third of the members of the board of directors are elected each year; consequently, two annual meetings are effectively required for Regions' stockholders to change a majority of the members of the board of directors. The purpose of dividing Regions' board of directors into classes is to facilitate continuity and stability of leadership of Regions by ensuring that experienced personnel familiar with Regions will be represented on Regions' board of directors at all times, and to permit Regions' management to plan for the future for a reasonable time. However, by potentially delaying the time within which an acquirer could obtain working control of the board of directors, this provision may discourage some potential mergers, tender offers, or takeover attempts.

         Pursuant to Regions' certificate of incorporation, each stockholder generally is entitled to one vote for each share of Regions stock held and is not entitled to cumulative voting rights in the election of directors. With cumulative voting, a stockholder has the right to cast a number of votes equal to the total number of such holder's shares multiplied by the number of directors to be elected. The stockholder has the right to cast all of such holder's votes in favor of one candidate or to distribute such holder's votes in any manner among any number of candidates. Directors are elected by a plurality of the total votes cast by all stockholders. With cumulative voting, it may be possible for minority stockholders to obtain representation on the board of directors. Without cumulative voting, the holders of more than 50% of the shares of Regions common stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining Regions common stock effectively may not be able to elect any person to the board of directors. The absence of cumulative voting, therefore, could make it more difficult for a stockholder who acquires less than a majority of the shares of Regions common stock to obtain representation on Regions' board of directors.

         East Coast. East Coast's articles of incorporation do not provide for a classified board of directors. Holders of East Coast common stock are not afforded cumulative voting rights.

REMOVAL OF DIRECTORS

         Regions. Under Regions' certificate of incorporation, any director or the entire board of directors may be removed only for cause and only by the affirmative vote of the holders of at least 75% of Regions' voting stock.

         East Coast. The Florida Business Corporation Act provides that stockholders may remove a director with or without cause unless the articles of incorporation provide that any director or the entire Board of Directors may be removed only for cause. East Coast's articles of incorporation and bylaws do not include special provisions for removal of directors.

LIMITATIONS ON DIRECTOR LIABILITY

         Regions. Regions' certificate of incorporation provides that a director of Regions will have no personal liability to Regions or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (1) any breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) the payment of certain unlawful dividends and the making of certain unlawful stock purchases or redemptions, or (4) any transaction from which the director derived an improper personal benefit.

         Although this provision does not affect the availability of injunctive or other equitable relief as a remedy for a breach of duty by a director, it does limit the remedies available to a stockholder who has a valid claim that a director acted in violation of such director's duties, if the action is among those as to which liability is limited. This provision may reduce the likelihood of stockholder derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duties, even though such action, if successful, might have benefited Regions and its stockholders. The SEC has taken the position that similar provisions added to other corporations' certificates of incorporation would not protect those corporations' directors from liability for violations of the federal securities laws.

         East Coast. The Florida Business Corporation Act generally provides that a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act regarding corporate management or policy, unless: (1) the director breached or failed to perform his duties as a director and (2) the director's breach of or failure to perform those duties constitutes: (A) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (B) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (C) an unlawful distribution; (D) conscious disregard for the best interest of the corporation, or willful misconduct; or
(E) recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property. This provision would absolve directors of East Coast of personal liability for negligence in the performance of their duties, including gross negligence. It would not permit a director to be exculpated, however, from liability for actions involving conflicts of interest or breaches of the traditional "duty of loyalty" to East Coast and its stockholders, and it would not affect the availability of injunctive or other equitable relief as a remedy.

INDEMNIFICATION

     Regions. Regions' certificate of incorporation provides that Regions will indemnify its officers, directors, employees, and agents to the full extent permitted by the Delaware General Corporation Law. Under Section 145 of the Delaware General Corporation Law as currently in effect, other than in actions brought by or in the right of Regions, such indemnification would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Regions and, with respect to any criminal proceeding, if such person had no reasonable cause to believe that the conduct was unlawful. In actions brought by or in the right of Regions, such indemnification probably would be limited to reasonable expenses (including attorneys' fees) and would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Regions, except that no indemnification may be made with respect to any matter as to which such person is adjudged liable to Regions, unless, and only to the extent that, the court determines upon application that, in view of all the circumstances of the case, the proposed indemnitee is fairly and reasonably entitled to indemnification for such expenses as the court deems proper. To the extent that any director, officer, employee, or agent of Regions has been successful on the merits or otherwise in defense of any action, suit, or proceeding, as discussed herein, whether civil, criminal, administrative, or investigative, such person must be indemnified against reasonable expenses incurred by such person in connection therewith.

         East Coast. The Florida Business Corporation Act and East Coast's bylaws provide for indemnification of its directors, officers, employees, and agents in substantially the same manner and with substantially the same effect as in the case of Regions.

SPECIAL MEETINGS OF STOCKHOLDERS

         Regions. Regions' certificate of incorporation and bylaws provide that special meetings of stockholders may be called at any time, but only by the chief executive officer, the secretary, or the board of directors of Regions. Regions stockholders do not have the right to call a special meeting or to require that Regions' board of directors call such a meeting. This provision, combined with other provisions of the certificate of incorporation and the restriction on the removal of directors, would prevent a substantial stockholder from compelling stockholder consideration of any proposal (such as a proposal for a business combination) over the opposition of Regions' board of directors by calling a special meeting of stockholders at which such stockholder could replace the entire board of directors with nominees who were in favor of such proposal.

         East Coast. Under East Coast's bylaws, a special meeting of East Coast stockholders may be called by the board of directors or the president, and must be called by the president upon written request of the holders of not less than 30% of the outstanding common stock of East Coast entitled to vote at an annual meeting.

ACTIONS BY STOCKHOLDERS WITHOUT A MEETING

         Regions. Regions' certificate of incorporation provides that any action required or permitted to be taken by Regions stockholders must be effected at a duly called meeting of stockholders and may not be effected by any written consent by the stockholders. These provisions would prevent stockholders from taking action, including action on a business combination, except at an annual meeting or special meeting called by the board of directors, chief executive officer, or secretary, even if a majority of the stockholders were in favor of such action.

         East Coast. Under the Florida Business Corporation Act and East Coast's bylaws, any action requiring or permitting stockholder approval may be approved by written consent of stockholders holding a majority of East Coast's outstanding voting stock. If less than all stockholders consent, stockholders must be given written notice of the action taken within ten days of the authorization by written consent.

STOCKHOLDER NOMINATIONS

         Regions. Regions' certificate of incorporation and bylaws provide that any nomination by stockholders of individuals for election to the board of directors must be made by delivering written notice of such nomination (the "Nomination Notice") to the Secretary of Regions not less than 14 days nor more than 50 days before any meeting of the stockholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to stockholders, the Nomination Notice must be delivered to the Secretary of Regions not later than the seventh day following the day on which notice of the meeting was mailed to stockholders. The Nomination Notice must set forth certain background information about the persons to be nominated, including information concerning (1) the name, age, business, and, if known, residential address of each nominee, (2) the principal occupation or employment of each such nominee, and (3) the number of shares of Regions capital stock beneficially owned by each such nominee. The board of directors is not required to nominate in the annual proxy statement any person so proposed; however, compliance with this procedure would permit a stockholder to nominate the individual at the stockholders' meeting, and any stockholder may vote such holder's shares in person or by proxy for any individual such holder desires.

         East Coast. East Coast's articles of incorporation and bylaws do not provide for special nominating procedures for election of directors.

MERGERS, CONSOLIDATIONS, AND SALES OF ASSETS GENERALLY

         Regions. Regions' certificate of incorporation generally requires the affirmative vote of the holders of at least 75% of the outstanding voting stock of Regions to effect (1) any merger or consolidation with or into any other corporation, or (2) any sale or lease of any substantial part of the assets of Regions to any party that beneficially owns 5.0% or more of the outstanding shares of Regions voting stock, unless the transaction was approved by Regions' board of directors before the other party became a 5.0% beneficial owner or is approved by 75% or more of the board of directors after the party becomes such a 5.0% beneficial owner. In addition, the Delaware General Corporation Law generally requires the approval of a majority of the outstanding voting stock of Regions to effect (1) any merger or consolidation with or into any other corporation, (2) any sale, lease, or exchange of all or substantially all of Regions property and assets, or (3) the dissolution of Regions. However, pursuant to the Delaware General Corporation Law, Regions may enter into a merger transaction without stockholder approval if (1) Regions is the surviving corporation, (2) the agreement of merger does not amend in any respect Regions' certificate of incorporation, (3) each share of Regions stock outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of Regions after the effective date of the merger, and (4) either no shares of Regions common stock and no shares, securities, or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of Regions common stock to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities, or obligations to be issued or delivered under such plan do not exceed 20% of the shares of Regions common stock outstanding immediately prior to the effective date of the merger.

         East Coast. The Florida Business Corporation Act generally requires that any merger, consolidation or sale of substantially all the assets of a corporation be approved by a vote of the holders of a majority of all outstanding shares entitled to vote thereon. The articles of incorporation of a Florida corporation may provide for a greater vote. Neither East Coast's articles of incorporation nor bylaws contain provisions that operate to alter the vote required to approve the merger.

BUSINESS COMBINATIONS WITH CERTAIN PERSONS

         Regions. Section 203 of the Delaware General Corporation Law ("Section 203") places certain restrictions on "business combinations" (as defined in
Section 203 to include, generally, mergers, sales and leases of assets, issuances of securities, and similar transactions) by Delaware corporations with an "interested stockholder" (as defined in Section 203 to include, generally, the beneficial owner of 15% or more of the corporation's outstanding voting stock). Section 203 generally applies to Delaware corporations, such as Regions, that have a class of voting stock listed on a national securities exchange, authorized for quotation on an interdealer quotation system of a registered national securities association, or held of record by more than 2,000 stockholders, unless the corporation expressly elects in its certificate of incorporation or bylaws not to be governed by Section 203.

         Regions has not specifically elected to avoid the application of
Section 203. As a result, Section 203 generally would prohibit a business combination by Regions or a subsidiary with an interested stockholder within three years after the person or entity becomes an interested stockholder, unless (1) prior to the time when the person or entity becomes an interested stockholder, Regions' board of directors approved either the business combination or the transaction pursuant to which such person or entity became an interested stockholder, (2) upon consummation of the transaction in which the person or entity became an interested stockholder, the interested stockholder held at least 85% of the outstanding Regions voting stock (excluding shares held by persons who are both officers and directors and shares held by certain employee benefit plans), or (3) once the person or entity becomes an interested stockholder, the business combination is approved by Regions' board of directors and by the holders of at least two-thirds of the outstanding Regions voting stock, excluding shares owned by the interested stockholder.

         East Coast. Section 607.0901 of the Florida Business Corporation Act provides that the approval of the holders of two-thirds of the voting shares of a corporation, other than the shares owned by an interested stockholder (generally, any person who is the beneficial owner of 10% or more of the outstanding voting stock of the corporation), would be required in order to effectuate certain transactions, including, among others, a merger, sale of assets, sale of shares and reclassification of securities involving the corporation and an interested stockholder. Such special voting requirements do not apply under certain circumstances specified in the statute.

         A corporation may "opt-out" of the provisions of Section 607.0901 by electing to do so in its articles of incorporation. East Coast has not elected to "opt-out" of Section 607.0901 of the Florida Business Corporation Act. In any event the special voting requirements do not apply to the merger because Regions is not an interested stockholder.

         Section 607.0902 of the Florida Business Corporation Act restricts voting rights of shares acquired in certain control share acquisitions. Generally, "control shares" (as defined in the statute) are shares acquired by a person who acquires in one or a series of related transactions an amount of stock equal to one-fifth or more of all of the voting stock of a Florida corporation meeting certain criteria. Control shares have voting rights only upon approval by a majority of stockholders of each class of voting stock of the corporation, excluding those shares held by interested persons. The control share voting restrictions do not apply to shares acquired pursuant to, among other things, an agreement or plan of merger or share exchange effected in compliance with the relevant provisions of the Florida Business Corporation Act and to which the corporation is a party, or an acquisition of shares previously approved by the board of directors of the corporation. In addition, unless otherwise provided in a corporation's articles of incorporation or bylaws, in the event control shares acquired in a control-share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all stockholders of the issuing public corporation shall have dissenters' rights. In its bylaws East Coast has elected that section 607.0902 of the Florida Business Corporation Act does not apply to East Coast. In any event, the control share restrictions do not apply to the merger.

DISSENTERS' RIGHTS

         Regions. The rights of dissenting stockholders of Regions are governed by the Delaware General Corporation Law. Pursuant thereto, except as described below, any stockholder has the right to dissent from any merger of which Regions could be a constituent corporation. No appraisal rights are available, however, for (1) the shares of any class or series of stock that is either listed on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders or (2) any shares of stock of the constituent corporation surviving a merger if the merger did not require the approval of the surviving corporation's stockholders, unless, in either case, the holders of such stock are required by an agreement of merger or consolidation to accept for that stock something other than: (A) shares of stock of the corporation surviving or resulting from the merger or consolidation; (B) shares of stock of any other corporation that will be listed at the effective date of the merger on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders; (C) cash in lieu of fractional shares of stock described in clause (A) or (B) immediately above; or (D) any combination of the shares of stock and cash in lieu of fractional shares described in clauses (A) through
(C) immediately above. Because Regions common stock is quoted on the Nasdaq National Market and is held of record by more than 2,000 stockholders, unless the exception described immediately above applies, holders of Regions common stock do not have dissenters' rights.

         East Coast. A summary of the pertinent provisions of the Florida Business Corporation Act pertaining to dissenters' rights is set forth under the caption "The Merger--Dissenting Stockholders," and such provisions are included as Appendix B.

STOCKHOLDERS' RIGHTS TO EXAMINE BOOKS AND RECORDS

         Regions. The Delaware General Corporation Law provides that a stockholder may inspect books and records upon written demand under oath stating the purpose of the inspection, if such purpose is reasonably related to such person's interest as a stockholder.

         East Coast. Pursuant to the Florida Business Corporation Act, upon written notice of a demand to inspect corporate records, a stockholder is entitled to inspect corporate books and records. Except for certain categories of records, including the current articles of incorporation and bylaws, list of names and business addresses of current officers and directors, and minutes of stockholder meetings and communications directed to stockholders generally, the demand must be made in good faith with a proper purpose, the demand must state with reasonable particularity the purpose and the records desired to be inspected, and the records must relate directly to the purpose.

DIVIDENDS

         Regions. The Delaware General Corporation Law provides that, subject to any restrictions in the corporation's certificate of incorporation, dividends may be declared from the corporation's surplus, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Dividends may not be declared, however, if the corporation's capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Substantially all of the funds available for the payment of dividends by Regions are derived from its subsidiary depository institutions. There are various statutory limitations on the ability of Regions' subsidiary depository institutions to pay dividends to Regions. See "Supervision and Regulation-Payment of Dividends."

         East Coast. Pursuant to the Florida Business Corporation Act, a board of directors may from time to time make distributions to its stockholders, subject to restrictions in its articles of incorporation, provided that no distribution may be made if, after giving it effect, (1) the corporation would not be able to pay its debts as they become due in the usual course of business, or (2) the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

                     COMPARATIVE MARKET PRICES AND DIVIDENDS

         Regions common stock is quoted on the Nasdaq National Market under the symbol "RGBK." East Coast common stock is not traded in any established market. The following table sets forth, for the indicated periods, the high and low closing sale prices for Regions common stock as reported on the Nasdaq National Market, the high and low prices of East Coast common stock based on the transactions known to East Coast management, and the cash dividends declared per share of Regions and East Coast common stock. For the indicated period there has been only a very limited number of transactions in East Coast common stock and all such transactions have involved limited numbers of shares.

                                                REGIONS                                 EAST COAST
                                     PRICE RANGE     CASH DIVIDENDS                                 CASH DIVIDENDS
                                    -------------       DECLARED                                       DECLARED
                                    HIGH      LOW      PER SHARE               HIGH         LOW        PER SHARE
                                    ----      ---    --------------            ----         ---     ---------------
1998
First Quarter ................     $43.50    $37.94       $.23               $25,014.00  $23,498.00  $       --
Second Quarter................      45.25     38.66        .23                25,014.00   25,014.00      379.00
Third Quarter ................      42.69     33.81        .23                25,014.00   25,014.00          --
Fourth Quarter ...............      40.69     30.25        .23                25,772.00   25,014.00      379.00

1999
First Quarter.................      41.44     34.63        .25                25,829.00   25,829.00          --
Second Quarter................      39.13     34.72        .25                25,829.00   25,829.00      379.00
Third Quarter.................      38.94     29.81        .25                25,829.00   25,829.00          --
Fourth Quarter................      31.25     23.38        .25                25,825.00   25,125.00      379.00

2000
First Quarter.................      24.31     18.44        .27                25,125.00   25,125.00          --
Second Quarter................      24.50     19.19        .27                25,125.00   25,125.00          --
Third Quarter (through
    September 6, 2000) .......      22.94     19.94        .27                25,125.00   25,125.00          --

         On September 6, 2000, the last reported sale price of Regions common stock as reported on the Nasdaq National Market, was $22.94, and the price of East Coast common stock in the last known transaction was $25,125. On April 20, 2000, the last business day prior to public announcement of the proposed merger, the last reported sale price of Regions common stock as reported on the Nasdaq National Market, was $21.125, and the price of East Coast common stock in the last known transaction was $25,125.

         The holders of Regions common stock are entitled to receive dividends when and if declared by the board of directors out of funds legally available therefor. Regions has paid regular quarterly cash dividends since 1971. Although Regions currently intends to continue to pay quarterly cash dividends on the Regions common stock, there can be no assurance that Regions' dividend policy will remain unchanged after completion of the merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the board of directors' consideration of other relevant factors.

         Regions is a legal entity separate and distinct from its subsidiaries and its revenues depend in significant part on the payment of dividends from its subsidiary financial institutions. Regions' subsidiary depository institutions are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See "Supervision and Regulation-Payment of Dividends."

         East Coast's dividend policy since 1988 has been to pay regular semi-annual cash dividends. The declaration and payment of dividends in the future depends upon business conditions, operating results, capital and reserve requirements, and the board of directors' consideration of other relevant factors.

                          INFORMATION ABOUT EAST COAST


BUSINESS AND PROPERTIES

         East Coast is a bank holding company organized under the laws of the state of Florida with its principal executive office located in Ormond Beach, Florida. East Coast operates principally through Bank at Ormond-By-The-Sea, which is a state-chartered commercial bank and which provides a range of consumer and commercial banking services through three offices in Volusia County in east central Florida. At June 30, 2000, East Coast had total consolidated assets of approximately $104 million, total consolidated deposits of approximately $97 million, and total consolidated stockholders' equity of approximately $7.5 million. East Coast's principal executive office is located at 1400 Ocean Shore Boulevard, Ormond Beach, Florida, 32175 and its telephone number at such address is (904) 441-1200.

         The Bank at Ormond-By-The-Sea owns the facilities at two of its locations and the other one is leased.

COMPETITION

         East Coast encounters vigorous competition in its market areas for the provision of depository institution financial services from a number of sources, including bank holding companies and commercial banks, savings and loan associations and other thrift institutions, credit unions, other financial institutions, and financial intermediaries that operate in East Coast's market area. Regional interstate banking laws and other recent federal and state laws have resulted in increased competition from both conventional banking institutions and other businesses offering financial services and products. Bank at Ormond-By-The-Sea also competes for interest bearing funds with a number of other financial intermediaries and nontraditional consumer investment alternatives, including brokerage firms, consumer finance companies, commercial finance companies, credit unions, money market funds, and federal, state, and municipal issuers of short term obligations. Many of these competitors have greater financial resources than the Bank. At June 30, 2000, there were approximately nine commercial banks, one savings bank, and four credit unions competing with the Bank in the Bank's market area.

LEGAL PROCEEDINGS

         East Coast and Bank at Ormond-By-The-Sea are not parties to any material legal proceedings other than ordinary routine litigation incidental to their business.

MANAGEMENT

         The following table presents information about the directors and executive officers of East Coast and Bank at Ormond-By-The-Sea. Unless otherwise indicated, each person has sole voting and investment powers over the indicated shares. Information relating to beneficial ownership of East Coast common stock is based upon "beneficial ownership" concepts set forth in rules promulgated under the Exchange Act. Under such rules a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose or to direct the disposition of such security. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities. A person is also deemed to be a beneficial owner of any security of which that person has the right to acquire beneficial ownership within 60 days from the record date. The footnotes to the table indicate how many shares each person has the right to acquire within 60 days of the record date.


                          PRESENT OCCUPATION             POSITION AND             DIRECTOR OR      NUMBER OF SHARES
                             AND PRINCIPAL               OFFICES HELD              EXECUTIVE      BENEFICIALLY OWNED
                            OCCUPATION FOR           WITH EAST COAST/BANK           OFFICER       AT THE RECORD DATE
        NAME                LAST FIVE YEARS          AT ORMOND-BY-THE-SEA            SINCE       AND PERCENT OF CLASS
------------------------  ------------------    ------------------------------    -----------    --------------------
Brougher, Thomas A.             Banking          Executive Vice President and       1984/          13.05      4.4%
                                                Director/President and CEO and      1978
                                                           Director

Brown, Dana V.                Real Estate                  Director/                1984/           2.00       .7
                                                           Director                 1983

Ehringer, Gerald L. M.D.       Physician                   Director/                1984/           9.00      3.0
                                                           Director                 1973

Farrell, Susan M.               Banking                       --                    --/             4.36      1.5
                                                Sr. Vice President and Cashier      2000

Fornell, Richard H.           Oil Company                  Director/                1984/           1.00       .3
                                Jobber                     Director                 1983

Freidus, Elias, Jr.           Investments                  Director/                1984/           3.00      1.0
                                                           Director                 1983

Johnson, Hjalma E.            Investments              Chairman and CEO/            1983/          96.07     32.1
                             and Ranching         Chairman and Sr. Executive        1973
                                                        Vice President

Johnson, Laura M.              Ranching               Sr. Vice Chairman/            1984/          14.00(a)   4.7
                                               Secretary, Treasurer and Director    1983

Johnson, Leonard H.            Attorney             President and Director/         1983/          14.62(b)   4.9
                             and Ranching            Vice Chairman and Sr.          1983
                                                   Executive Vice President

Lopez, Julian C.             Restaurateur                  Director/                1984/           --         --
                                                           Director                 1973

Mayo, Howard A. Jr.             Banking                 Vice Chairman/              1983/          56.90     19.0
                                                         Vice Chairman              1973

Ramirez, Rafael A. Jr.          Banking         Asst. Secretary and Treasurer/      1998/           5.55      1.9
                                                   Executive Vice President
                                                         and Secretary

(a)      Includes 3.0 shares owned jointly with Leonard H. Johnson.

(b)      Includes 3.0 shares owned jointly with Laura M. Johnson.

TRANSACTIONS WITH MANAGEMENT

         In the ordinary course of business, Bank at Ormond-By-The-Sea has loans, deposits and other transactions with its executive officers, directors, and organizations with which such persons are associated. Such transactions are on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. The aggregate amount of loans to such persons and company(s) in which they have a 10% or more ownership interest as of June 30, 2000, was approximately $2,614,000.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information concerning the beneficial owners of more than 5.0% of East Coast common stock, as of the record date.


                          NAME AND ADDRESS                AMOUNT AND NATURE        PERCENT OF
TITLE OF CLASS            OF BENEFICIAL OWNER           BENEFICIAL OWNERSHIP        CLASS(1)
--------------            -------------------           --------------------       ----------
Common                    Johnson, Hjalma E.                96.07  Direct             32.1%
                          1400 Ocean Shore Blvd.
                          Ormond Beach, Florida 32176

Common                    Mayo, Howard A. Jr.               56.90  Direct             19.0
                          1400 Ocean Shore Blvd.
                          Ormond Beach, Florida 32176


(1) The information shown above is based upon information furnished by the named persons. Information relating to beneficial ownership is based upon "beneficial ownership" concepts set forth in rules promulgated under the Exchange Securities Act. Under such rules a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any security of which that person has the right to acquire beneficial ownership within 60 days. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she has no beneficial interest.

                            INFORMATION ABOUT REGIONS

GENERAL

         Regions is a regional bank holding company organized and existing under the laws of the state of Delaware and headquartered in Birmingham, Alabama, with over 740 banking offices located in Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee, and Texas as of June 30, 2000. At that date, Regions had total consolidated assets of approximately $42.9 billion, total consolidated deposits of approximately $32.5 billion, and total consolidated stockholders' equity of approximately $3.2 billion. Regions has banking-related subsidiaries engaged in mortgage banking, credit life insurance, leasing, and securities brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.

         Regions was organized under the laws of the state of Delaware and commenced operations in 1971 under the name First Alabama Bancshares, Inc. In 1994, the name of First Alabama Bancshares, Inc. was changed to Regions Financial Corporation. Regions' principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203, and its telephone number at such address is (205) 944-1300.

         Regions continually evaluates business combination opportunities and frequently conducts due diligence activities in connection with possible business combinations. As a result, business combination discussions and, in some cases, negotiations frequently take place, and future business combinations involving cash, debt, or equity securities can be expected. Any future business combination or series of business combinations that Regions might undertake may be material, in terms of assets acquired or liabilities assumed, to Regions' financial condition. Recent business combinations in the banking industry have typically involved the payment of a premium over book and market values. This practice could result in dilution of book value and net income per share for the acquirer.

         Additional information about Regions and its subsidiaries is included in documents incorporated by reference in this Proxy Statement-Prospectus. See "Where You Can Find More Information."

RECENT DEVELOPMENTS

         Since December 31, 1999, and as of the date of this Proxy Statement-Prospectus, Regions has completed the acquisitions of three financial institutions. Certain aspects of the completed acquisitions are presented in the following table:


                                                                               CONSIDERATION
                                                                               -------------
                                                                  APPROXIMATE
                                                            -------------------------                 ACCOUNTING
             INSTITUTION                                    ASSET SIZE(1)    VALUE(1)      TYPE        TREATMENT
                                                            -------------    --------      ----       ----------
                                                                   (In millions)
LCB Corporation, located in Fayetteville, Tennessee         $     173       $   28        Regions      Purchase
                                                                                          Common
                                                                                          Stock


                                                                                 CONSIDERATION
                                                                                 -------------
                                                                   APPROXIMATE
                                                            ------------------------                  ACCOUNTING
             INSTITUTION                                    ASSET SIZE(1)    VALUE(1)      TYPE        TREATMENT
                                                            -------------    --------      ----       ----------
                                                                  (In millions)
First National Bancshares of Louisiana, Inc., located in    $     253       $   53        Regions      Purchase
Alexandria, Louisiana                                                                     Common
                                                                                           Stock

Heritage Bancorp, Inc., located in Hutto, Texas                   109           18        Regions      Purchase
                                                                                          Common
                                                                                           Stock

---------------
(1)  Calculated as of the date of consummation.

         If the other acquisitions and the merger had been consummated on June 30, 2000, as of that date Regions' total consolidated assets would have been increased by approximately $499 million to approximately $43.4 billion; its total consolidated deposits would have increased by approximately $404 million to approximately $32.9 billion; and its total consolidated stockholders' equity would have increased by approximately $67 million to approximately $3.3 billion.

                           SUPERVISION AND REGULATION

     The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to Regions and East Coast. Additional information is available in Regions' Annual Report on Form 10-K for the fiscal year ended December 31, 1999. See "Where You Can Find More Information."

GENERAL

     Regions and East Coast are both bank holding companies registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act. As such, Regions and East Coast and their non-bank subsidiaries are subject to the supervision, examination, and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve Board.

     The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before: (1) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank; (2) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (3) it may merge or consolidate with any other bank holding company.

     The Bank Holding Company Act further provides that the Federal Reserve Board may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served.

     The Bank Holding Company Act generally prohibits Regions and East Coast from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve Board must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices.

     In November, 1999, the President signed the Gramm-Leach-Bliley Act, which significantly relaxes previously existing restrictions on the activities of banks and bank holding companies. Effective in March 2000, an eligible bank holding company may elect to be a "financial holding company" and thereafter may engage in a range of activities that are financial in nature and that were not previously permissible for banks and bank holding companies. For a bank holding company to be eligible for financial holding company status, all of its subsidiary financial institutions must be well-capitalized and well managed. It effects financial holding company status by filing a declaration with the Federal Reserve Board that it elects to be a financial holding company. A financial holding company may engage directly or through a subsidiary in the statutorily authorized activities of securities dealing, underwriting, and market making, insurance underwriting and agency activities, merchant banking, and insurance company portfolio investments, and in any activity that the Federal Reserve Board determines by rule or order to be financial in nature or incidental to such financial activity. The Federal Reserve Board must deny expanded authority to any bank holding company that received less than a satisfactory rating on its most recent Community Reinvestment Act review as of the time it submits its declaration. Although Regions currently meets the prerequisites for financial holding company status, it has not filed an election with the Federal Reserve Board.

         The Gramm-Leach-Bliley Act also permits securities brokerage firms and insurance companies to own banks and bank holding companies. The Act also seeks to streamline and coordinate regulation of integrated financial holding companies, providing generally for "umbrella" regulation of financial holding companies by the Federal Reserve Board, and for functional regulation of banking activities by bank regulators, securities activities by securities regulators, and insurance activities by insurance regulators.

         Each of the subsidiary banks of Regions and East Coast is a member of the Federal Deposit Insurance Corporation (the "FDIC"), and as such, its deposits are insured by the FDIC to the extent provided by law. Each such subsidiary bank is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

         The Bank at Ormond-By-The-Sea and Regions' subsidiary banks that are state-chartered banks are subject to supervision and examination by the state banking authorities of the states in which they are located, and by the FDIC in the case of Regions and by the Federal Reserve in the case of the Bank at Ormond-By-The-Sea. The federal banking regulator for each of the subsidiary banks, as well as the appropriate state banking authority for each of the subsidiary banks that is a state chartered bank, regularly examines the operations of the subsidiary banks and is given authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

PAYMENT OF DIVIDENDS

         Regions and East Coast are legal entities separate and distinct from their banking and other subsidiaries. The principal sources of cash flow of both Regions and East Coast, including cash flow to pay dividends to their respective stockholders, are dividends from their subsidiary banks. There are statutory and regulatory limitations on the payment of dividends by these subsidiary banks to Regions and East Coast, as well as by Regions and East Coast to their stockholders.

         As to the payment of dividends, the Bank at Ormond-By-The-Sea and all of Regions' state-chartered banking subsidiaries are subject to the respective laws and regulations of the state in which the bank is located, and to the regulations of the FDIC in the case of Regions and the Federal Reserve in the case of the Bank at Ormond-By-The-Sea.

         If, in the opinion of a federal banking regulatory agency, an institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete an institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under current federal law, an insured institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "-Prompt Corrective Action." Moreover, the Federal Reserve Board and the FDIC have issued policy statements which provide that bank holding companies and insured banks should generally pay dividends only out of current operating earnings.

         At June 30, 2000, under dividend restrictions imposed under federal and state laws, the respective subsidiary banks of Regions and East Coast, without obtaining governmental approvals, could declare aggregate dividends to Regions of approximately $401 million and to East Coast of approximately $1.0 million.

         The payment of dividends by Regions and East Coast and their subsidiary banks may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

CAPITAL ADEQUACY

         Regions, East Coast, and their respective subsidiary banks are required to comply with the capital adequacy standards established by the Federal Reserve Board in the case of Regions and East Coast and the FDIC in the case of each of their subsidiary banks. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal Reserve Board: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

         The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

         The minimum guideline for the ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of the Total Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, qualifying noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of certain subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The minimum guideline for Tier 1 Capital is 4.0%. At June 30, 2000, Regions' consolidated Total Capital Ratio was 11.10% and its Tier 1 Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) was 9.23%, and the Bank at Ormond-By-The-Sea's consolidated Total Capital Ratio was 14.46% and its Tier 1 Capital Ratio was 13.58%.

         In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the "Leverage Ratio"), of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points above the stated minimums. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" (deducting all intangibles) and other indicators of capital strength in evaluating proposals for expansion or new activities. At June 30, 2000 Regions' Leverage Ratio was 6.83% and the Bank at Ormond-By-The-Sea's Leverage Ratio was 6.54%.

         Each of Regions' and East Coast's subsidiary banks is subject to risk-based and leverage capital requirements adopted by the FDIC, which are substantially similar to those adopted by the Federal Reserve Board. Each of the subsidiary banks was in compliance with applicable minimum capital requirements as of June 30, 2000. Neither Regions, East Coast, nor any of their subsidiary banks has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

         Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and to certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See "-Prompt Corrective Action."

         The Federal Reserve Board, the Office of the Comptroller of the Currency, and the FDIC also have recently adopted final regulations requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off- balance-sheet position) in the evaluation of a bank's capital adequacy. The bank regulatory agencies' methodology for evaluating interest rate risk requires banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures.

PROMPT CORRECTIVE ACTION

         Current federal law establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system the federal banking regulators have established five capital categories ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized") and must take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, current federal law requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

         Under the final agency rule implementing the prompt corrective action provisions, an institution that (1) has a Total Capital ratio of 10% or greater, a Tier 1 Capital ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater and (2) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency is deemed to be "well capitalized." An institution with a Total Capital ratio of 8.0% or greater, a Tier 1 Capital ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater is considered to be "adequately capitalized." A depository institution that has a Total Capital ratio of less than 8.0%, a Tier 1 Capital ratio of less than 4.0%, or a Leverage Ratio of less than 4.0% is considered to be "undercapitalized." A depository institution that has a Total Capital ratio of less than 6.0%, a Tier 1 Capital ratio of less than 3.0%, or a Leverage Ratio of less than 3.0% is considered to be "significantly undercapitalized," and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

         An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of the law.

         At June 30, 2000, all of the subsidiary banks of Regions and East Coast had the requisite capital levels to qualify as well capitalized.

FDIC INSURANCE ASSESSMENTS

         The FDIC currently uses a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The risk-based assessment system, which went into effect on January 1, 1994, assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied.

         The FDIC may terminate an institution's insurance of deposits upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

                       DESCRIPTION OF REGIONS COMMON STOCK

         Regions is authorized to issue 500,000,000 shares of Regions common stock and 5,000,000 shares of preferred stock. At June 30, 2000, 222,445,291 shares of Regions common stock were issued, including 3,350,000 treasury shares, and 219,095,291 shares were outstanding. At that date no preferred stock was issued. No other class of stock is authorized.

         Holders of Regions common stock are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefor. The ability of Regions to pay dividends is affected by the ability of its subsidiary institutions to pay dividends, which is limited by applicable regulatory requirements and capital guidelines. At June 30, 2000, under such requirements and guidelines, Regions' subsidiary institutions had $401 million of undivided profits legally available for the payment of dividends. See "Supervision and Regulation-Payment of Dividends."

         For a further description of Regions common stock, see "Effect of the Merger on Rights of Stockholders."

                              STOCKHOLDER PROPOSALS

         Regions expects to hold its next annual meeting of stockholders after the merger during May 2001. Under SEC rules, proposals of Regions stockholders intended to be presented at that meeting must be received by Regions at its principal executive offices by December 18, 2000, for consideration by Regions for possible inclusion in such proxy statement.

                           FORWARD LOOKING STATEMENTS

         This Proxy Statement-Prospectus and documents incorporated in it may include forward looking statements which reflect Regions' current views with respect to future events and financial performance. Such forward looking statements are based on general assumptions and are subject to various risks, uncertainties, and other factors that may cause actual results to differ materially from the views, beliefs, and projections expressed in such statements. Some factors are specific to Regions, including:

- The cost and other effects of material contingencies, including litigation contingencies and other contingencies related to acquired operations.

- Regions' ability to expand into new markets and to maintain profit margins in the face of pricing pressures.

- The ability of Regions to achieve the earnings expectations related to the acquired operations of recently-completed and pending acquisitions, which in turn depends on a variety of factors, including

         - the ability of Regions to achieve the anticipated cost savings and revenue enhancements with respect to the acquired operations.

         - the assimilation of the acquired operations to Regions' corporate culture, including the ability to instill Regions' credit practices and efficient approach to the acquired operations.

         - the continued growth of the acquired entities' markets consistent with recent historical experience.

Other factors which may affect Regions apply to the financial services industry more generally, including:

- Possible changes in economic and business conditions that may affect the prevailing interest rates, the prevailing rates of inflation, or the amount of growth, stagnation, or recession in the global, U.S., and southeastern U.S. economies, the value of investments, collectibility of loans, and the profitability of business entities.

- Possible changes in monetary and fiscal policies, laws, and regulations, and other activities of governments, agencies, and similar organizations.

- The effects of easing of restrictions on participants in the financial services industry, such as banks, securities brokers and dealers, investment companies, and finance companies, and attendant changes in patterns and effects of competition in the financial services industry.

         The words "believe", "expect", "anticipate", "project", and similar expressions signify forward looking statements. Readers are cautioned not to place undue reliance on any forward looking statements made by or on behalf of Regions. Any such statement speaks only as of the date the statement was made. Regions undertakes no obligation to update or revise any forward looking statements.

                                     EXPERTS

     The consolidated financial statements of Regions at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, incorporated by reference in this Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon which is included in Regions' Annual Report on Form 10-K for the year ended December 31, 1999. The financial statements audited by Ernst & Young LLP have been incorporated herein by reference in reliance on their report given on their authority as experts in accounting and auditing.

                                    OPINIONS

     The legality of the shares of Regions common stock to be issued in the merger will be passed upon by Lange, Simpson, Robinson & Somerville LLP, Birmingham, Alabama. Henry E. Simpson, partner in the law firm of Lange, Simpson, Robinson & Somerville LLP, is a member of the board of directors of Regions. As of September 6, 2000, attorneys in the law firm of Lange, Simpson, Robinson & Somerville LLP owned an aggregate of 242,672 shares of Regions common stock.

         Certain tax consequences of the transaction have been passed upon by Alston & Bird LLP, Washington, D.C.

                       WHERE YOU CAN FIND MORE INFORMATION

         Regions files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Regions files with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available at the Internet world wide web site maintained by the SEC at "http://www.sec.gov."

         Regions filed a Registration Statement on Form S-4 (the "Registration Statement") to register with the SEC the Regions common stock to be issued to East Coast stockholders in the merger. This Proxy Statement-Prospectus is a part of that Registration Statement and constitutes a prospectus of Regions. As allowed by SEC rules, this Proxy Statement-Prospectus does not contain all the information you can find in Regions' Registration Statement or the exhibits to that Registration Statement.

         SEC regulations allow Regions to "incorporate by reference" information into this Proxy Statement-Prospectus, which means that Regions can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this Proxy Statement-Prospectus, except for any information superseded by information contained directly in this Proxy Statement-Prospectus or in later filed documents incorporated by reference in this Proxy Statement-Prospectus.

         This Proxy Statement-Prospectus incorporates by reference the documents set forth below that Regions has previously filed with the SEC. These documents contain important information about Regions and its finances.

REGIONS SEC FILINGS (FILE NO. 0-6159)                     PERIOD/AS OF DATE
Annual Report on Form 10-K                            Year ended December 31, 1999
Quarterly Reports on Form 10-Q                        Quarters ended March 31 and June 30, 2000

         Regions also incorporates by reference additional documents that may be filed with the SEC between the date of this Proxy Statement-Prospectus and the consummation of the merger or the termination of the merger agreement. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

         Regions has supplied all information contained or incorporated by reference in this Proxy Statement-Prospectus relating to Regions, and East Coast has supplied all such information relating to East Coast.

         If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through Regions, the SEC or the SEC's Internet web site as described above.

         We have not authorized anyone to give any information or make any representation about the merger or our companies that differs from, or adds to, the information in this Proxy Statement-Prospectus or in Regions' documents that are publicly filed with the Securities and Exchange Commission. Therefore, if anyone does give you different or additional information, you should not rely on it.

         If you are in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this Proxy Statement-Prospectus or to ask for proxies, or if you are a person to whom it is unlawful to direct such activities, then the offer presented by this Proxy Statement-Prospectus does not extend to you.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                          EAST COAST BANK CORPORATION

                                      AND

                         REGIONS FINANCIAL CORPORATION

                           DATED AS OF APRIL 21, 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Parties.....................................................   A-6
Preamble....................................................   A-6
ARTICLE 1 -- TRANSACTIONS AND TERMS OF MERGER...............   A-6
  1.1  Merger...............................................   A-6
  1.2  Time and Place of Closing............................   A-6
  1.3  Effective Time.......................................   A-7
  1.4  Execution of Support Agreements......................   A-7
ARTICLE 2 -- TERMS OF MERGER................................   A-7
  2.1  Certificate of Incorporation.........................   A-7
  2.2  Bylaws...............................................   A-7
  2.3  Directors and Officers...............................   A-7
ARTICLE 3 -- MANNER OF CONVERTING SHARES....................   A-8
  3.1  Conversion of Shares.................................   A-8
  3.2  Anti-Dilution Provisions.............................   A-8
  3.3  Shares Held by East Coast or Regions.................   A-8
  3.4  Dissenting Stockholders..............................   A-8
  3.5  Fractional Shares....................................   A-9
ARTICLE 4 -- EXCHANGE OF SHARES.............................   A-9
  4.1  Exchange Procedures..................................   A-9
  4.2  Rights of Former East Coast Stockholders.............  A-10
ARTICLE 5 -- REPRESENTATIONS AND WARRANTIES OF EAST COAST...  A-10
  5.1  Organization, Standing, and Power....................  A-10
  5.2  Authority; No Breach By Agreement....................  A-11
  5.3  Capital Stock........................................  A-11
  5.4  East Coast Subsidiaries..............................  A-12
  5.5  Financial Statements.................................  A-12
  5.6  Absence of Undisclosed Liabilities...................  A-12
  5.7  Absence of Certain Changes or Events.................  A-13
  5.8  Tax Matters..........................................  A-13
  5.9  Assets...............................................  A-14
  5.10 Environmental Matters................................  A-14
  5.11 Compliance with Laws.................................  A-15
  5.12 Labor Relations......................................  A-16
  5.13 Employee Benefit Plans...............................  A-16
  5.14 Material Contracts...................................  A-18
  5.15 Legal Proceedings....................................  A-19
  5.16 Reports..............................................  A-19
  5.17 Statements True and Correct..........................  A-19
  5.18 Tax and Regulatory Matters...........................  A-20
  5.19 State Takeover Laws..................................  A-20
  5.20 Charter Provisions...................................  A-20
  5.21 Support Agreements...................................  A-20
  5.22 Derivatives..........................................  A-20

                                                              PAGE
                                                              ----
ARTICLE 6 -- REPRESENTATIONS AND WARRANTIES OF REGIONS......  A-21
  6.1  Organization, Standing, and Power....................  A-21
  6.2  Authority; No Breach By Agreement....................  A-21
  6.3  Capital Stock........................................  A-21
  6.4  Regions Subsidiaries.................................  A-22
  6.5  SEC Filings; Financial Statements....................  A-22
  6.6  Absence of Undisclosed Liabilities...................  A-23
  6.7  Absence of Certain Changes or Events.................  A-23
  6.8  Compliance with Laws.................................  A-23
  6.9  Legal Proceedings....................................  A-24
  6.10 Reports..............................................  A-24
  6.11 Statements True and Correct..........................  A-24
  6.12 Tax and Regulatory Matters...........................  A-24
  6.13 Derivatives..........................................  A-25
ARTICLE 7 -- CONDUCT OF BUSINESS PENDING CONSUMMATION.......  A-25
  7.1  Affirmative Covenants of Both Parties................  A-25
  7.2  Negative Covenants of East Coast.....................  A-25
  7.3  Adverse Changes in Condition.........................  A-27
  7.4  Reports..............................................  A-27
ARTICLE 8 -- ADDITIONAL AGREEMENTS..........................  A-28
  8.1  Registration Statement; Proxy Statement; Stockholder
       Approval.............................................  A-28
  8.2  Exchange Listing.....................................  A-28
  8.3  Applications.........................................  A-28
  8.4  Filings with State Offices...........................  A-28
  8.5  Agreement as to Efforts to Consummate................  A-28
  8.6  Investigation and Confidentiality....................  A-29
  8.7  Press Releases.......................................  A-29
  8.8  Certain Actions......................................  A-30
  8.9  Tax Treatment........................................  A-30
  8.10 State Takeover Laws..................................  A-30
  8.11 Charter Provisions...................................  A-30
  8.12 Agreement of Affiliates..............................  A-31
  8.13 Employee Benefits and Contracts......................  A-31
  8.14 Indemnification......................................  A-32
  8.15 Certain Modifications................................  A-33
  8.16 Private Placement....................................  A-33
ARTICLE 9 -- CONDITIONS PRECEDENT TO OBLIGATIONS TO
  CONSUMMATE................................................  A-34
   9.1  Conditions to Obligations of Each Party.............  A-34
   9.2  Conditions to Obligations of Regions................  A-35
   9.3  Conditions to Obligations of East Coast.............  A-36
ARTICLE 10 -- TERMINATION...................................  A-37
  10.1  Termination.........................................  A-37
  10.2  Effect of Termination...............................  A-38
  10.3  Non-Survival of Representations and Covenants.......  A-38

                                                              PAGE
                                                              ----
ARTICLE 11 -- MISCELLANEOUS.................................  A-38
  11.1  Definitions.........................................  A-38
  11.2  Expenses............................................  A-45
  11.3  Brokers and Finders.................................  A-45
  11.4  Entire Agreement....................................  A-46
  11.5  Amendments..........................................  A-46
  11.6  Waivers.............................................  A-46
  11.7  Assignment..........................................  A-47
  11.8  Notices.............................................  A-47
  11.9  Governing Law.......................................  A-47
  11.10 Counterparts........................................  A-47
  11.11 Captions............................................  A-47
  11.12 Interpretations.....................................  A-48
  11.13 Enforcement of Agreement............................  A-48
  11.14 Severability........................................  A-48
Signatures..................................................  A-48

                                LIST OF EXHIBITS

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
  1.      --   Form of Support Agreement. (sec. 1.4).
  2.      --   Form of Affiliate Agreement. (sec.sec. 8.12, 9.2(d)).
  3.      --   Form of Claims Letter. (sec. 9.2(e)).
  4.      --   Opinion of East Coast Counsel (sec. 9.2(f)).
  5.      --   Opinion of Regions Counsel (sec. 9.3(d)).

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of April 21, 2000, by and between EAST COAST BANK CORPORATION ("East Coast"), a corporation organized and existing under the Laws of the State of Florida, with its principal office located in Ormond Beach, Florida; and REGIONS FINANCIAL CORPORATION ("Regions"), a corporation organized and existing under the Laws of the State of Delaware, with its principal office located in Birmingham, Alabama.

                                    PREAMBLE

     The Boards of Directors of East Coast and Regions are of the opinion that the transactions described herein are in the best interests of the parties to this Agreement and their respective stockholders. This Agreement provides for the acquisition of East Coast by Regions pursuant to the merger of East Coast with and into Regions. At the effective time of the merger, the outstanding shares of the capital stock of East Coast shall be converted into shares of the common stock of Regions (except as provided herein). As a result, stockholders of East Coast shall become stockholders of Regions, and each of the subsidiaries of East Coast shall continue to conduct its business and operations as a subsidiary of Regions. The transactions described in this Agreement are subject to the approvals of the stockholders of East Coast, the Board of Governors of the Federal Reserve System, and certain state regulatory authorities, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

     As a condition and inducement to Regions' willingness to enter into this Agreement, each of East Coast's directors is executing and delivering to Regions an agreement (a "Support Agreement"), in substantially the form of Exhibit 1.

     Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

     NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the Parties agree as follows:

                                   ARTICLE 1

                        TRANSACTIONS AND TERMS OF MERGER

     1.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, East Coast shall be merged with and into Regions in accordance with the provisions of Section 607.1107 of the FBCA and Sections 252 and 258 of the DGCL and with the effect provided in Section 607.1106 of the FBCA and
Section 259 of the DGCL, respectively (the "Merger"). Regions shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of Delaware. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of East Coast and Regions.

     1.2 Time and Place of Closing. The consummation of the Merger (the "Closing") shall take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their duly authorized officers, may mutually agree. The place of Closing shall be at such location as may be mutually agreed upon by the Parties.

     1.3 Effective Time. The Merger and the other transactions contemplated by this Agreement shall become effective on the date and at the time the Florida Articles of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Florida and the Delaware Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Delaware (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon by the duly authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the last business day of the month in which the last of the following occurs: (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger; and (ii) the date on which the stockholders of East Coast approve the matters relating to this Agreement required to be approved by such stockholders by applicable Law, or such later day within 30 days thereof as may be specified by Regions.

     1.4 Execution of Support Agreements. Immediately prior to the execution of this Agreement and as a condition hereto, each of the directors of East Coast is executing and delivering to Regions a Support Agreement.

                                   ARTICLE 2

                                TERMS OF MERGER

     2.1 Certificate of Incorporation. The Certificate of Incorporation of Regions in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

     2.2 Bylaws. The Bylaws of Regions in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

     2.3 Directors and Officers. The directors of Regions in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of Regions in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.

                                   ARTICLE 3

                          MANNER OF CONVERTING SHARES

     3.1 Conversion of Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of Regions or East Coast, or the stockholders of either of the foregoing, the shares of the constituent corporations shall be converted as follows:

          (a) Each share of Regions Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

          (b) Each share of East Coast Common Stock (excluding shares held by any East Coast Company or any Regions Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding at the Effective Time shall be converted into 1,750 shares of Regions Common Stock (the "Exchange Ratio").

     3.2 Anti-Dilution Provisions. In the event East Coast changes the number of shares of East Coast Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or similar recapitalization with respect to such stock, the Exchange Ratio shall be proportionately adjusted. In the event Regions changes the number of shares of Regions Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

     3.3 Shares Held by East Coast or Regions. Each of the shares of East Coast Common Stock held by any East Coast Company or by any Regions Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

     3.4 Dissenting Stockholders. Any holder of shares of East Coast Common Stock who perfects such holder's dissenters' rights of appraisal in accordance with and as contemplated by Sections 607.1302 and 607.1320 of the FBCA shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of Law; provided, however, that no such payment shall be made to any dissenting stockholder unless and until such dissenting stockholder has complied with the applicable provisions of the FBCA and surrendered to the Surviving Corporation the certificate or certificates representing the shares for which payment is being >made. In the event that after the Effective Time a dissenting stockholder of East Coast fails to perfect, or effectively withdraws or loses, such holder's right to appraisal and of payment for such holder's shares, Regions shall issue and deliver the consideration to which such holder of shares of East Coast Common Stock is entitled under this Article 3 (without interest) upon surrender by such holder of the certificate or certificates representing shares of East Coast Common Stock held by such holder. East Coast will establish an escrow account with an amount sufficient to satisfy the maximum aggregate payment that may be required to be paid to dissenting stockholders. Upon satisfaction of all claims of dissenting stockholders, the remaining escrowed amount, reduced by payment of the fees and expenses of the escrow agent, will be returned to East Coast.

     3.5 Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of shares of East Coast Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Regions Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to a fractional part of a share of Regions Common Stock multiplied by the market value of one share of Regions Common Stock at the Effective Time. The market value of one share of Regions Common Stock at the Effective Time shall be the last sale price of Regions Common Stock at the close of regular trading on the Nasdaq NMS (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by Regions) on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a stockholder in respect of any fractional shares.

                                   ARTICLE 4

                               EXCHANGE OF SHARES

     4.1 Exchange Procedures. Promptly after the Effective Time, Regions and East Coast shall cause the exchange agent selected by Regions (the "Exchange Agent") to mail to the former stockholders of East Coast appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of East Coast Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each holder of shares of East Coast Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement or as to which dissenters' rights of appraisal as contemplated by
Section 3.4 of this Agreement have been perfected and not withdrawn or forfeited under Section 607.1320 of the FBCA) issued and outstanding at the Effective Time promptly upon surrender the certificate or certificates representing such shares to the Exchange Agent, shall receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all undelivered dividends and other distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Agreement. To the extent required by
Section 3.5 of this Agreement, each holder of shares of East Coast Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of Regions Common Stock to which such holder may be otherwise entitled (without interest). Until so surrendered, each outstanding certificate of East Coast Common Stock shall be deemed for all purposes, other than as provided below with respect to the payment of dividends or other distributions payable to the holders of shares of Regions Common Stock, to represent the consideration into which the number of shares of East Coast Common Stock represented thereby prior to the Effective Time shall have been converted. Regions shall not be obligated to deliver the consideration to which any former holder of East Coast Common Stock is entitled as a result of the Merger until such holder surrenders such holder's certificate or certificates representing the shares of East Coast Common Stock for exchange as provided in this Section
4.1. The certificate or certificates of East Coast Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither the Surviving Corporation, East Coast, nor the Exchange Agent shall be liable to a holder of East Coast Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

     4.2 Rights of Former East Coast Stockholders. At the Effective Time, the stock transfer books of East Coast shall be closed as to holders of East Coast Common Stock immediately prior to the Effective Time and no transfer of East Coast Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of East Coast Common Stock (other than shares to be canceled pursuant to Sections 3.3 and 3.4 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections
3.1 and 3.5 of this Agreement in exchange therefor, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by East Coast in respect of such shares of East Coast Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. To the extent permitted by Law, former stockholders of record of East Coast shall be entitled to vote after the Effective Time at any meeting of Regions stockholders the number of whole shares of Regions Common Stock into which their respective shares of East Coast Common Stock are converted, regardless of whether such holders have exchanged their certificates representing East Coast Common Stock for certificates representing Regions Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by Regions on the Regions Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of Regions Common Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of Regions Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of East Coast Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such East Coast Common Stock certificate, both the Regions Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered dividends and cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate.

                                   ARTICLE 5

                  REPRESENTATIONS AND WARRANTIES OF EAST COAST

     East Coast hereby represents and warrants to Regions as follows:

     5.1 Organization, Standing, and Power. East Coast is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Florida, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Material Assets. East Coast is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on East Coast.

     5.2 Authority; No Breach By Agreement. (a) East Coast has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of East Coast, subject to the approval of this Agreement by the holders of a majority of the shares of East Coast Common Stock entitled to vote thereon, which is the only stockholder vote required for approval of this Agreement and consummation of the Merger by East Coast. Subject to such requisite stockholder approval, this Agreement represents a legal, valid, and binding obligation of East Coast, enforceable against East Coast in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

     (b) Neither the execution and delivery of this Agreement by East Coast, nor the consummation by East Coast of the transactions contemplated hereby, nor compliance by East Coast with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of East Coast's Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any East Coast Company under, any Contract or Permit of any East Coast Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on East Coast, or (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any East Coast Company or any of their respective Material Assets.

     (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation or both with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on East Coast, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by East Coast of the Merger and the other transactions contemplated in this Agreement.

     5.3 Capital Stock. (a) The authorized capital stock of East Coast consists, as of the date of this Agreement, of 750,000 shares of East Coast Common Stock, of which 299 shares are issued and outstanding as of the date of this Agreement and not more than 299 shares will be issued and outstanding at the Effective Time. All of the issued and outstanding shares of East Coast Common Stock are duly and validly issued and outstanding and are fully paid and nonassessable under the FBCA. None of the outstanding shares of East Coast Common Stock has been issued in violation of any preemptive rights of the current or past stockholders of East Coast.

     (b) Except as set forth in Section 5.3(a) of this Agreement or Section 5.3(b) of the East Coast Disclosure Memorandum, there are no shares of capital stock or other equity securities of East Coast outstanding and no outstanding Rights relating to the capital stock of East Coast.

     5.4 East Coast Subsidiaries. East Coast has disclosed in Section 5.4 of the East Coast Disclosure Memorandum all of the East Coast Subsidiaries as of the date of this Agreement. East Coast or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each East Coast Subsidiary. No equity securities of any East Coast Subsidiary are or may become required to be issued (other than to another East Coast Company) by reason of any Rights, and there are no Contracts by which any East Coast Subsidiary is bound to issue (other than to another East Coast Company) additional shares of its capital stock or Rights or by which any East Coast Company is or may be bound to transfer any shares of the capital stock of any East Coast Subsidiary (other than to another East Coast Company). There are no Contracts relating to the rights of any East Coast Company to vote or to dispose of any shares of the capital stock of any East Coast Subsidiary. All of the shares of capital stock of each East Coast Subsidiary held by an East Coast Company are fully paid and nonassessable under the applicable corporate or banking Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the East Coast Company free and clear of any Lien. Each East Coast Subsidiary is either a bank or a corporation, and is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each East Coast Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on East Coast. Each East Coast Subsidiary that is a depository institution is an "insured depository institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or Savings Association Insurance Fund.

     5.5 Financial Statements. East Coast has disclosed in Section 5.5 of the East Coast Disclosure Memorandum, and has delivered to Regions copies of, all East Coast Financial Statements prepared for periods ended prior to the date hereof and will deliver to Regions copies of all East Coast Financial Statements prepared subsequent to the date hereof. The East Coast Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are or, if dated after the date of this Agreement, will be in accordance with the books and records of the East Coast Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with past business practices, and (ii) present or will present, as the case may be, fairly the consolidated financial position of the East Coast Companies as of the dates indicated and the consolidated results of operations, changes in stockholders' equity, and cash flows of the East Coast Companies for the periods indicated, in accordance with GAAP (subject to any exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end adjustments which were not or are not expected to be Material in amount or effect).

     5.6 Absence of Undisclosed Liabilities. No East Coast Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse

Effect on East Coast, except Liabilities which are accrued or reserved against in the consolidated balance sheets of East Coast, included in the East Coast Financial Statements or reflected in the notes thereto and except for Liabilities incurred in the ordinary course of business subsequent to September 30, 1999. No East Coast Company has incurred or paid any Liability since September 30, 1999, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practices and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on East Coast, and except for the fees and expenses relating to the Merger as described in Article 11 hereof.

     5.7 Absence of Certain Changes or Events. Since September 30, 1999, except as disclosed in the East Coast Financial Statements delivered prior to the date of the Agreement or as otherwise disclosed in the East Coast Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on East Coast, and (ii) the East Coast Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a Material breach or violation of any of the covenants and agreements of East Coast provided in Article 7 of this Agreement, other than conducting the process that has led up to the execution and consummation of this Agreement.

     5.8 Tax Matters. (a) Since December 31, 1992, all Tax Returns required to be filed by or on behalf of any of the East Coast Companies have been timely filed, or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1998, and, to the Knowledge of East Coast, all Tax Returns filed are complete and accurate in all Material respects. All Tax Returns for periods ending on or before the date of the most recent fiscal year end immediately preceding the Effective Time will be timely filed or requests for extensions will be timely filed. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on East Coast, except to the extent reserved against in the East Coast Financial Statements dated prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

     (b) None of the East Coast Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

     (c) Adequate provision for any Taxes due or to become due for any of the East Coast Companies for the period or periods through and including the date of the respective East Coast Financial Statements has been made and is reflected on such East Coast Financial Statements.

     (d) Each of the East Coast Companies is in compliance with, and its records contain the information and documents (including properly completed IRS Forms W-9) necessary to comply with, in all material respects, applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code.

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

     (e) None of the East Coast Companies has made any payments, is obligated to make any payments, or is a party to any contract, agreement, or other arrangement that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code, except as set forth in Section 5.8(e) of the East Coast Disclosure Memorandum; provided that none of the contracts disclosed therein contains any "gross up" provision.

     (f) There are no Material Liens with respect to Taxes upon any of the Assets of the East Coast Companies.

     (g) There has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of the East Coast Companies that occurred during or after any Taxable Period in which the East Coast Companies incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1998.

     (h) No East Coast Company has filed any consent under Section 341(f) of the Internal Revenue Code concerning collapsible corporations.

     (i) After the date of this Agreement, no Material election with respect to Taxes will be made without the prior consent of Regions, which consent will not be unreasonably withheld.

     (j) No East Coast Company has or has had a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States and such foreign country.

     5.9 Assets. The East Coast Companies have good and marketable title, free and clear of all Liens, to all of their respective Assets other than such defects and liens which are not reasonably likely to have a Material Adverse Effect on the East Coast Companies. All tangible properties used in the businesses of the East Coast Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with East Coast's past practices. All Assets which are Material to East Coast's business on a consolidated basis, held under leases or subleases by any of the East Coast Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. The East Coast Companies currently maintain insurance in amounts, scope and coverage reasonably necessary for their operations. None of the East Coast Companies has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims pending under such policies of insurance and no notices have been given by any East Coast Company under such policies. The Assets of the East Coast Companies include all Material Assets required to operate the business of the East Coast Companies as presently conducted.

     5.10 Environmental Matters. (a) Each East Coast Company, its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except those instances of non-compliance which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on East Coast.

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

     (b) There is no Litigation pending or, to the Knowledge of East Coast, threatened before any court, governmental agency, or authority, or other forum in which any East Coast Company or any of its Participation Facilities has been or, with respect to threatened Litigation, may reasonably be expected to be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a site owned, leased, or operated by any East Coast Company or any of its Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on East Coast.

     (c) There is no Litigation pending, or to the Knowledge of East Coast, threatened before any court, governmental agency, or board, or other forum in which any of its Loan Properties (or East Coast in respect of such Loan Property) has been or, with respect to threatened Litigation, may reasonably be expected to be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a Loan Property, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on East Coast.

     (d) To the Knowledge of East Coast, there is no reasonable basis for any Litigation of a type described in subsections (b) or (c), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on East Coast.

     (e) To the Knowledge of East Coast, during the period of (i) any East Coast Company's ownership or operation of any of their respective current properties,
(ii) any East Coast Company's participation in the management of any Participation Facility, or (iii) any East Coast Company's holding of a security interest in a Loan Property, there have been no releases of Hazardous Material in, on, under, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on East Coast. Prior to the period of (i) any East Coast Company's ownership or operation of any of their respective current properties,
(ii) any East Coast Company's participation in the management of any Participation Facility, or (iii) any East Coast Company's holding of a security interest in a Loan Property, to the Knowledge of East Coast, there were no releases of Hazardous Material in, on, under, or affecting any such property, Participation Facility, or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on East Coast.

     5.11 Compliance with Laws.   East Coast is duly registered as a bank
holding company under the BHC Act. Each East Coast Company has in effect all Permits necessary for it to own, lease, or operate its Material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on East Coast, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on East Coast. None of the East Coast Companies:

          (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on East Coast; and

          (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any East Coast Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on East Coast, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on East Coast, or (iii) requiring any East Coast Company (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any Material manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

     5.12 Labor Relations. No East Coast Company is the subject of any Litigation asserting that it or any other East Coast Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or seeking to compel it or any other East Coast Company to bargain with any labor organization as to wages or conditions of employment, nor is any East Coast Company a party to or bound by any collective bargaining agreement, Contract, or other agreement or understanding with a labor union or labor organization, nor is there any strike or other labor dispute involving any East Coast Company, pending or, to the Knowledge of East Coast, threatened, or to the Knowledge of East Coast, is there any activity involving any East Coast Company's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

     5.13 Employee Benefit Plans. (a) East Coast has disclosed to Regions in writing prior to the execution of the Agreement and in Section 5.13 of the East Coast Disclosure Memorandum, and has delivered or made available to Regions prior to the execution of this Agreement correct and complete copies in each case of, all Material East Coast Benefit Plans. For purposes of this Agreement, "East Coast Benefit Plans" means all written pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs or agreements, all medical, vision, dental, or other written health plans, all life insurance plans, and all other written employee benefit plans or fringe benefit plans, including written "employee benefit plans" as that term is defined in Section 3(3) of ERISA maintained by, sponsored in whole or in part by, or contributed to by, any East Coast Company for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate. Any of the East Coast Benefit Plans which is an "employee welfare benefit plan," as that term is defined in Section 3(l) of ERISA, or an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as an "East Coast ERISA Plan." Any East Coast ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code or Section 3(35) of ERISA) is referred to herein as an "East Coast Pension Plan." Neither East Coast nor any East Coast Company has an "obligation to contribute" (as defined in ERISA Section 4212) to a "multiemployer plan" (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)). Each

"employee pension benefit plan," as defined in Section 3(2) of ERISA, ever maintained by any East Coast Company, that was intended to qualify under Section 401(a) of the Internal Revenue Code is disclosed as such in Section 5.13 of the East Coast Disclosure Memorandum.

     (b) East Coast has delivered or made available to Regions prior to the execution of this Agreement correct and complete copies of the following documents: (i) all trust agreements or other funding arrangements for such East Coast Benefit Plans (including insurance contracts), and all amendments thereto,
(ii) with respect to any such East Coast Benefit Plans or amendments, all determination letters, Material rulings, Material opinion letters, Material information letters, or Material advisory opinions issued by the Internal Revenue Service, the United States Department of Labor, or the Pension Benefit Guaranty Corporation after December 31, 1994, (iii) annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports, and summary annual reports prepared for any East Coast Benefit Plan with respect to the most recent plan year and (iv) the most recent summary plan descriptions and any Material modifications thereto.

     (c) All East Coast Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws, the breach or violation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on East Coast. Each East Coast ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and East Coast is not aware of any circumstances likely to result in revocation of any such favorable determination letter. Each trust created under any East Coast ERISA Plan has been determined to be exempt from Tax under Section 501(a) of the Internal Revenue Code and East Coast is not aware of any circumstance which will or could reasonably result in revocation of such exemption. With respect to each East Coast Benefit Plan to the Knowledge of East Coast, no event has occurred which will or could reasonably give rise to a loss of any intended Tax consequences under the Internal Revenue Code or to any Tax under Section 511 of the Internal Revenue Code that is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on East Coast. There is no Material pending or, to the Knowledge of East Coast, threatened Litigation relating to any East Coast ERISA Plan.

     (d) No East Coast Company has engaged in a transaction with respect to any East Coast Benefit Plan that, assuming the Taxable Period of such transaction expired as of the date of this Agreement, would subject any East Coast Company to a Material tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on East Coast. Neither East Coast nor, any administrator or fiduciary of any East Coast Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner which could subject East Coast to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary, or other duty under ERISA, where such Liability, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on East Coast. No oral or written representation or communication with respect to any aspect of the East Coast Benefit Plans has been made to employees of any East Coast Company which is not in accordance with the written or otherwise preexisting terms and provisions of such plans, where any Liability with respect to such representation or disclosure is reasonably likely to have a Material Adverse Effect on East Coast.

     (e) No East Coast Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the Assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no Material change in the financial position or funded status of any East Coast Pension Plan, (ii) no change in the actuarial assumptions with respect to any East Coast Pension Plan, and (iii) no increase in benefits under any East Coast Pension Plan as a result of plan amendments or changes in applicable Law, any of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on East Coast. Neither any East Coast Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any East Coast Company, or the single-employer plan of any entity which is considered one employer with East Coast under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an "East Coast ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA. All contributions with respect to an East Coast Pension Plan or any single-employer plan of an East Coast ERISA Affiliate have or will be timely made and there is no lien or expected to be a lien under Internal Revenue Code Section 412(n) or ERISA Section 302(f) or Tax under Internal Revenue Code Section 4971. No East Coast Company has provided, or is required to provide, security to an East Coast Pension Plan or to any single-employer plan of an East Coast ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code. All premiums required to be paid under ERISA Section 4006 have been timely paid by East Coast, except to the extent any failure would not have a Material Adverse Effect on East Coast.

     (f) No Liability under Title IV of ERISA has been or is expected to be incurred by any East Coast Company with respect to any defined benefit plan currently or formerly maintained by any of them or by any East Coast ERISA Affiliate that has not been satisfied in full (other than Liability for Pension Benefit Guaranty Corporation premiums, which have been paid when due, except to the extent any failure would not have a Material Adverse Effect on East Coast).

     (g) No East Coast Company has any obligations for retiree health and retiree life benefits under any of the East Coast Benefit Plans other than with respect to benefit coverage mandated by applicable Law, except as set forth in
Section 5.13(g) of the East Coast Disclosure Memorandum.

     (h) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, by themselves, (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any East Coast Company from any East Coast Company under any East Coast Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any East Coast Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, except as set forth in
Section 5.13(h) of the East Coast Disclosure Memorandum.

     5.14 Material Contracts. Except as set forth in Section 5.14 of the East Coast Disclosure Memorandum, none of the East Coast Companies, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement

Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any Contract relating to the borrowing of money by any East Coast Company or the guarantee by any East Coast Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business), and (iii) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-KSB filed by East Coast with the SEC as of the date of this Agreement, if East Coast were so required to file a Form 10-KSB (together with all Contracts referred to in Sections 5.9 and 5.13(a) of this Agreement, the "East Coast Contracts"). With respect to each East Coast
Contract: (i) the Contract is in full force and effect; (ii) no East Coast Company is in Default thereunder, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on East Coast; (iii) no East Coast Company has repudiated or waived any Material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of East Coast, in Default in any respect, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on East Coast, or has repudiated or waived any Material provision thereunder. Except for Federal Home Loan Bank advances, all of the indebtedness of any East Coast Company for money borrowed is prepayable at any time by such East Coast Company without penalty or premium.

     5.15 Legal Proceedings. (a) There is no Litigation instituted or pending, or, to the Knowledge of East Coast, threatened against any East Coast Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on East Coast, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any East Coast Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on East Coast.

     (b) Section 5.15(b) of the East Coast Disclosure Memorandum includes a summary report of all Litigation as of the date of this Agreement to which any East Coast Company is a party and which names an East Coast Company as a defendant or cross-defendant.

     5.16 Reports. Since December 31, 1996, or the date of organization if later, each East Coast Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Regulatory Authorities, except failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on East Coast. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all Material respects with all applicable Laws.

     5.17 Statements True and Correct. None of the information supplied or to be supplied by any East Coast Company or any Affiliate thereof regarding East Coast or such Affiliate for inclusion in the Registration Statement to be filed by Regions with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or contain any untrue statement of a Material fact, or omit to state any Material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any East Coast Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to East Coast's stockholders in connection with the Stockholders' Meeting will, when first mailed to the stockholders of East Coast, be false or misleading with respect to any Material fact, or contain any misstatement of Material fact, or omit to state any Material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any Material fact, or omit to state any Material fact required to be stated thereunder or necessary to correct any Material statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that any East Coast Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

     5.18 Tax and Regulatory Matters. Except as specifically contemplated by this Agreement, no East Coast Company or any Affiliate thereof has taken or agreed to take any action, and East Coast has no Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement. To the Knowledge of East Coast there exists no fact, circumstance, or reason why the requisite Consents referred to in Section 9.1(b) of this Agreement cannot be received in a timely manner without imposition of any condition of the type described in the last sentence of such Section 9.1(b).

     5.19 State Takeover Laws. Each East Coast Company has taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable "moratorium," "control share," "fair price," "business combination," or other anti-takeover laws and regulations of the State of Florida (collectively, "Takeover Laws") including Sections 607.0901 and 607.0902 of the FBCA.

     5.20 Charter Provisions. Each East Coast Company has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any East Coast Company or restrict or impair the ability of Regions or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any East Coast Company that may be directly or indirectly acquired or controlled by it.

     5.21 Support Agreements. Each of the directors of East Coast has executed and delivered to Regions a Support Agreement in substantially the form attached as Exhibit 1 to this Agreement.

     5.22 Derivatives. All interest rate swaps, caps, floors, option agreements, futures and forward contracts, and other similar risk management arrangements, whether entered into for East Coast's own account, or for the account of one or more the East Coast Subsidiaries or their customers, were entered into (i) in accordance with prudent business practices and all applicable Laws, and (ii) with counterparties believed to be financially responsible.

                                   ARTICLE 6

                   REPRESENTATIONS AND WARRANTIES OF REGIONS

     Regions hereby represents and warrants to East Coast as follows:

     6.1 Organization, Standing, and Power. Regions is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Material Assets. Regions is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.2 Authority; No Breach By Agreement. (a) Regions has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Regions. This Agreement represents a legal, valid, and binding obligation of Regions, enforceable against Regions in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

     (b) Neither the execution and delivery of this Agreement by Regions, nor the consummation by Regions of the transactions contemplated hereby, nor compliance by Regions with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Regions' Certificate of Incorporation or Bylaws, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Regions Company under, any Contract or Permit of any Regions Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, or (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any Regions Company or any of their respective Material Assets.

     (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Regions of the Merger and the other transactions contemplated in this Agreement.

     6.3 Capital Stock. The authorized capital stock of Regions consists, as of the date of this Agreement, of 500,000,000 shares of Regions Common Stock, of which 220,635,661 shares were issued and outstanding as of December 31, 1999. All of the issued and outstanding shares of Regions Common Stock are, and all of the shares of Regions Common Stock to be issued in exchange for shares of East Coast Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the DGCL. None of the outstanding shares of Regions Common Stock has been, and none of the shares of Regions Common Stock to be issued in exchange for shares of East Coast Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past stockholders of Regions.

     6.4 Regions Subsidiaries. Regions or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each Regions Subsidiary. No equity securities of any Regions Subsidiary are or may become required to be issued (other than to another Regions Company) by reason of any Rights, and there are no Contracts by which any Regions Subsidiary is bound to issue (other than to another Regions Company) additional shares of its capital stock or Rights or by which any Regions Company is or may be bound to transfer any shares of the capital stock of any Regions Subsidiary (other than to another Regions Company). There are no Contracts relating to the rights of any Regions Company to vote or to dispose of any shares of the capital stock of any Regions Subsidiary. All of the shares of capital stock of each Regions Subsidiary held by a Regions Company are fully paid and, except as provided in statutes pursuant to which depository institution Subsidiaries are organized, nonassessable under the applicable corporate or banking Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the Regions Company free and clear of any Lien. Each Regions Subsidiary is either a bank or a corporation, and is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each Regions Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions. Each Regions Subsidiary that is a depository institution is an "insured depository institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or Savings Association Insurance Fund.

     6.5 SEC Filings; Financial Statements. (a) Regions has filed and made available to East Coast all forms, reports, and documents required to be filed by Regions with the SEC since January 1 of the second fiscal year preceding the date of this Agreement (collectively, the "Regions SEC Reports"). The Regions SEC Reports (i) at the time filed, complied in all Material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a Material fact or omit to state a Material fact required to be stated in such Regions SEC Reports or necessary in order to make the statements in such Regions SEC Reports, in light of the circumstances under which they were made, not misleading. Except for Regions Subsidiaries that are registered as a broker, dealer, or investment advisor or filings required due to fiduciary holdings of the Regions

Subsidiaries, none of Regions Subsidiaries is required to file any forms, reports, or other documents with the SEC.

     (b) Each of the Regions Financial Statements (including, in each case, any related notes) contained in the Regions SEC Reports, including any Regions SEC Reports filed after the date of this Agreement until the Effective Time, complied or will comply as to form in all Material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented or will fairly present the consolidated financial position of Regions and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be Material in amount or effect.

     6.6 Absence of Undisclosed Liabilities. No Regions Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Regions as of September 30, 1999, included in the Regions Financial Statements or reflected in the notes thereto and except for Liabilities incurred in the ordinary course of business subsequent to September 30, 1999. No Regions Company has incurred or paid any Liability since September 30, 1999, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.7 Absence of Certain Changes or Events. Since September 30, 1999, except as disclosed in the Regions Financial Statements delivered prior to the date of this Agreement, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, and (ii) the Regions Companies have conducted their respective businesses in the ordinary and usual course (excluding the incurrence of expenses in connection with this Agreement and the transactions contemplated hereby).

     6.8 Compliance with Laws. Regions is duly registered as a bank holding company under the BHC Act. Each Regions Company has in effect all Permits necessary for it to own, lease, or operate its Material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions. None of the Regions Companies:

          (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions; and

          (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Regions Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, or (iii) requiring any Regions Company (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

     6.9 Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of Regions, threatened against any Regions Company, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Regions Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.10 Reports. Since December 31, 1996, or the date of organization if later, each Regions Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Regulatory Authorities, except failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all Material respects with all applicable Laws.

     6.11 Statements True and Correct. None of the information supplied or to be supplied by any Regions Company or any Affiliate thereof regarding Regions or such Affiliate for inclusion in the Registration Statement to be filed by Regions with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or contain any untrue statement of a Material fact, or omit to state any Material fact required to be stated thereunder or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Regions Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to East Coast's stockholders in connection with the Stockholders' Meeting, will, when first mailed to the stockholders of East Coast, be false or misleading with respect to any Material fact, or contain any misstatement of Material fact, or omit to state any Material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any Material fact, or omit to state any Material fact required to be stated thereunder or necessary to correct any Material statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that any Regions Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

     6.12 Tax and Regulatory Matters. No Regions Company or any Affiliate thereof has taken or agreed to take any action, and Regions has no Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section or otherwise prevent consummation of the transactions contemplated hereby or delay the Effective Time beyond the date set forth in Section 10.1(e) of this Agreement.

     6.13 Derivatives. All interest rate swaps, caps, floors, option agreements, futures and forward contracts, and other similar risk management arrangements, whether entered into for Regions' own account, or for the account of one or more the Regions Subsidiaries or their customers, were entered into
(i) in accordance with prudent business practices and all applicable Laws, and
(ii) with counterparties believed to be financially responsible.

                                   ARTICLE 7

                    CONDUCT OF BUSINESS PENDING CONSUMMATION

     7.1 Affirmative Covenants of Both Parties. Unless the prior written consent of the other Party shall have been obtained, and except as otherwise expressly contemplated herein, each Party shall and shall cause each of its Subsidiaries to (i) operate its business only in the usual, regular, and ordinary course, (ii) preserve intact its business organization and Assets and maintain its rights and franchises, (iii) use its reasonable efforts to maintain its current employee relationships, and (iv) take no action which would (a) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of Section 9.1(b) of this Agreement, or (b) adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided, that the foregoing shall not prevent any Regions Company from discontinuing or disposing of any of its Assets or business, or from acquiring or agreeing to acquire any other Person or any Assets thereof, if such action is, in the judgment of Regions, desirable in the conduct of the business of Regions and its Subsidiaries.

     7.2 Negative Covenants of East Coast. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, East Coast covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of Regions, which consent shall not be unreasonably withheld:

          (a) amend the Articles of Incorporation, Bylaws, or other governing instruments of any East Coast Company, or

          (b) incur, guarantee, or otherwise become responsible for, any additional debt obligation or other obligation for borrowed money (other than indebtedness of an East Coast Company to another East Coast Company) in excess of an aggregate of $100,000 (for the East Coast Companies on a consolidated basis), except in the ordinary course of the business consistent with past practices (which shall include, for East Coast Subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any Asset of any East Coast Company of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the East Coast Disclosure Memorandum); or

          (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any East Coast Company, or declare or pay any dividend or make any other distribution in respect of East Coast's capital stock; or

          (d) except for this Agreement or pursuant to the exercise of Rights outstanding as of the date of this Agreement and pursuant to the terms thereof in existence on the date of this Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of East Coast Common Stock any other capital stock of any East Coast Company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; or

          (e) adjust, split, combine, or reclassify any capital stock of any East Coast Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of East Coast Common Stock, or sell, lease, mortgage, or otherwise dispose of or otherwise encumber (i) any shares of capital stock of any East Coast Subsidiary (unless any such shares of stock are sold or otherwise transferred to another East Coast Company) or (ii) any Asset other than in the ordinary course of business for reasonable and adequate consideration and other than dispositions in the ordinary course of business of (i) investment securities, (ii) loans, including dispositions thereof through loan participation agreements, and (iii) other real estate owned by any East Coast Company; or

          (f) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of three years or less, purchase any securities or make any Material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly-owned East Coast Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity, or (iii) the creation of new wholly-owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

          (g) grant any increase in compensation or benefits to the employees or officers of any East Coast Company, except as required by Law, pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement; enter into or amend any severance agreements with officers of any East Coast Company; grant any increase in fees or other increases in compensation or other benefits; or

          (h) enter into or amend any employment Contract between any East Coast Company and any Person (unless such amendment is required by Law) that the East Coast Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered and in accordance with the East Coast Benefit Plans), at any time on or after the Effective Time; or

          (i) adopt any new employee benefit plan of any East Coast Company or make any Material change in or to any existing employee benefit plans of any East Coast Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

          (j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

          (k) commence any Litigation other than as necessary for the prudent operation of its business or settle any Litigation involving any Liability of any East Coast Company for Material money damages or restrictions upon the operations of any East Coast Company; or

          (l) except in the ordinary course of business, modify, amend, or terminate any Material Contract or waive, release, compromise, or assign any Material rights or claims.

     7.3 Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a Material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

     7.4 Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in stockholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not Material). As of their respective dates, such reports filed with the SEC will comply in all Material respects with the Securities Laws and will not contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

                                   ARTICLE 8

                             Additional Agreements

     8.1 Registration Statement; Proxy Statement; Stockholder Approval. As soon as reasonably practicable after execution of this Agreement, Regions shall file the Registration Statement with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of Regions Common Stock upon consummation of the Merger. East Coast shall furnish all information concerning it and the holders of its capital stock as Regions may reasonably request for inclusion in the Registration Statement. East Coast shall call a Stockholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of this Agreement and such other related matters as it deems appropriate. In connection with the Stockholders' Meeting, (i) East Coast shall prepare and file with the SEC a Proxy Statement and mail such Proxy Statement to its stockholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of East Coast shall recommend to its stockholders the approval of the matters submitted for approval, and (iv) the Board of Directors and officers of East Coast shall use their reasonable efforts to obtain such stockholders' approval, provided that East Coast may withdraw, modify, or change in an adverse manner to Regions its recommendations if the Board of Directors of East Coast, after having consulted with and based upon the advice of outside counsel, determines in good faith that the failure to so withdraw, modify, or change its recommendation could reasonably constitute a breach of the fiduciary duties of East Coast's Board of Directors under applicable Law. In addition, nothing in this Section 8.1 or elsewhere in this Agreement shall prohibit accurate disclosure by East Coast of information that is required to be disclosed in the Registration Statement or the Proxy Statement or in any other document required to be filed with the SEC (including, without limitation, a Solicitation/Recommendation Statement on Schedule 14D-9) or otherwise required to be publicly disclosed by applicable Law or regulations or rules of the NASD.

     8.2 Exchange Listing. Regions shall use its reasonable efforts to ensure that Regions Common Stock is quoted on the Nasdaq NMS.

     8.3 Applications. Regions shall promptly prepare and file, and East Coast shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. Regions will promptly furnish to East Coast copies of applications filed with all Regulatory Authorities and copies of written communications received by Regions from any Regulatory Authorities with respect to the transactions contemplated hereby.

     8.4 Filings with State Offices. Upon the terms and subject to the conditions of this Agreement, Regions shall execute and file the Delaware Certificate of Merger with the Secretary of State of the State of Delaware and the Florida Articles of Merger with the Secretary of State of the State of Florida in connection with the Closing.

     8.5 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including, without limitation, using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in
Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

     8.6 Investigation and Confidentiality. (a) Prior to the Effective Time, each Party shall keep the other Party advised of all Material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

     (b) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

     (c) Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a Material breach of any representation, warranty, covenant, or agreement of the other Party or which has had or is reasonably likely to have a Material Adverse Effect on the other Party; provided, however, that the giving of such notice shall not be dispositive of the occurrence of such breach or a Material Adverse Effect.

     (d) Neither Party nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client or similar privilege with respect to such information or contravene any Law, rule, regulation, Order, judgment, decree, fiduciary duty, or agreement entered into prior to the date of this Agreement. The Parties will use their reasonable efforts to make appropriate substitute disclosure arrangements, to the extent practicable, in circumstances in which the restrictions of the preceding sentence apply.

     8.7 Press Releases. Prior to the Effective Time, Regions and East Coast shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

     8.8 Certain Actions. Except with respect to this Agreement and the transactions contemplated hereby, no East Coast Company nor any Affiliate thereof nor any Representative thereof retained by any East Coast Company shall, directly or indirectly, initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information) any inquiries or the making of any Acquisition Proposal. Notwithstanding anything herein to the contrary, East Coast and its Board of Directors shall be permitted (i) to the extent applicable, to comply with Rule 14d-9 and Rule 14e-2 promulgated under the 1934 Act with regard to an Acquisition Proposal, (ii) to engage in any discussions or negotiations with, or provide any information to, any Person in response to an unsolicited bona fide written Acquisition Proposal by any such Person, if and only to the extent that (a) East Coast's Board of Directors concludes in good faith and consistent with its fiduciary duties to East Coast's stockholders under applicable Law that such Acquisition Proposal could reasonably be expected to result in a Superior Proposal, (b) prior to providing any information or data to any Person in connection with an Acquisition Proposal by any such Person, East Coast's Board of Directors receives from such Person an executed confidentiality agreement containing confidentiality terms at least as stringent as those contained in the Confidentiality Agreement, and (c) prior to providing any information or data to any Person or entering into discussions or negotiations with any Person, East Coast's Board of Directors notifies Regions promptly of such inquiries, proposals, or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its Representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any inquiries, proposals or offers. East Coast agrees that it will promptly keep Regions informed of the status and terms of any such proposals or offers and the status and terms of any such discussions or negotiations. East Coast agrees that it will, and will cause its officers, directors and Representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal. East Coast agrees that it will use reasonable best efforts to promptly inform its directors, officers, key employees, agents, and Representatives of the obligations undertaken in this Section 8.8. Nothing in this Section 8.8 shall
(i) permit East Coast to terminate this Agreement (except as specifically provided in Article 10) or (ii) affect any other obligation of Regions or East Coast under this Agreement.

     8.9 Tax Treatment. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for treatment as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

     8.10 State Takeover Laws. Each East Coast Company shall take all necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Laws.

     8.11 Charter Provisions. Each East Coast Company shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any East Coast Company or restrict or impair the ability of Regions or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any East Coast Company that may be directly or indirectly acquired or controlled by it.

     8.12 Agreement of Affiliates. East Coast has disclosed in Section 8.12 of the East Coast Disclosure Memorandum each Person whom it reasonably believes may be deemed an "affiliate" of East Coast for purposes of Rule 145 under the 1933 Act. East Coast shall use its reasonable efforts to cause each such Person to deliver to Regions not later than 30 days prior to the Effective Time, a written agreement, in substantially the form of Exhibit 2, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of East Coast Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of Regions Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder. Shares of Regions Common Stock issued to such affiliates of East Coast in exchange for shares of East Coast Common Stock shall not be transferable, regardless of whether each such affiliate has provided the written agreement referred to in this Section 8.12 (and Regions shall be entitled to place restrictive legends upon certificates for shares of Regions Common Stock issued to affiliates of East Coast pursuant to this Agreement to enforce the provisions of this Section 8.12), except as provided herein. Regions shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of Regions Common Stock by such affiliates.

     8.13. Employee Benefits and Contracts. Following the Effective Time, Regions shall provide generally to officers and employees of the East Coast Companies, who at or after the Effective Time become employees of a Regions Company ("Continuing Employees"), employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of Regions Common Stock except as set forth in this Section 8.13), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the Regions Companies to their similarly situated officers and employees. For purposes of participation and vesting (but not accrual of benefits) under such employee benefit plans, (i) service under any qualified defined benefit plans of East Coast shall be treated as service under Regions' qualified defined benefit plans, (ii) service under any qualified defined contribution plans of East Coast shall be treated as service under Regions' qualified defined contribution plans, and (iii) service under any other employee benefit plans of East Coast shall be treated as service under any similar employee benefit plans maintained by Regions. Regions shall cause the Regions welfare benefit plans that cover the Continuing Employees after the Effective Time to (i) waive any waiting period and restrictions and limitations for preexisting conditions or insurability, and (ii) cause any deductible, co-insurance, or maximum out-of-pocket payments made by the Continuing Employees under East Coast's welfare benefit plans to be credited to such Continuing Employees under the Regions welfare benefit plans, so as to reduce the amount of any deductible, co-insurance, or maximum out-of-pocket payments payable by the Continuing Employees under the Regions welfare benefit plans. The continued coverage of the Continuing Employees under the employee benefits plans maintained by East Coast and/or any East Coast Subsidiary immediately prior to the Effective Time during a transition period shall be deemed to provide the Continuing Employees with benefits that are no less favorable than those offered to other employees of Regions and its Subsidiaries, provided that after the Effective Time there is no Material reduction (determined on an overall basis) in the benefits provided under the East Coast employee benefit plans. Regions also shall cause East Coast and its Subsidiaries to honor all employment, severance, consulting, and other compensation Contracts disclosed in Section
8.13 of the East Coast Disclosure Memorandum to Regions between any East Coast Company and any current or former director, officer, or employee thereof, and all

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

provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the East Coast Benefit Plans. Regions shall be responsible for the fees related to the termination of the East Coast Benefit Plans.

     8.14 Indemnification.  (a) Subject to the conditions set forth in paragraph
(b) below, for a period of six (6) years after the Effective Time, Regions shall indemnify, defend, and hold harmless each Person entitled to indemnification from an East Coast Company (each, an "Indemnified Party") against all Liabilities arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the full extent permitted by Florida Law, in each case as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation; provided, however, that all rights to indemnification in respect of any claim asserted or made against an Indemnified Party within such six- (6) year period shall continue until the final disposition of such claim. Without limiting the foregoing, in any case in which approval by East Coast is required to effectuate any indemnification, Regions shall cause East Coast to direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Regions and the Indemnified Party.

     (b) Any Indemnified Party wishing to claim indemnification under paragraph
(a) above, upon learning of any such Liability or Litigation, shall promptly notify Regions thereof. In the event of any such Litigation (whether arising before or after the Effective Time), (i) Regions or East Coast shall have the right to assume the defense thereof and Regions shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof (employing counsel reasonably satisfactory to the Indemnified Parties), except that if Regions or East Coast elects not to assume such defense or counsel for the Indemnified Parties advises in writing that there are Material substantive issues which raise conflicts of interest between Regions or East Coast and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Regions or East Coast shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that (i) Regions shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, unless counsel for any Indemnified Party advises in writing that there are Material substantive issues which raise conflicts of interest between the Indemnified Parties, (ii) the Indemnified Parties will cooperate (to the extent reasonably appropriate under the circumstances) in the defense of any such Litigation, and (iii) Regions shall not be liable for any settlement effected without its prior written consent; and provided further that Regions shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

     (c) If Regions or any of its successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its Assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of Regions shall assume the obligations set forth in this Section 8.14.

     (d) The provisions of this Section 8.14 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party, his or her heirs and representatives.

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

     8.15 Certain Modifications. Regions and East Coast shall consult with respect to their loan, litigation, and real estate valuation policies and practices (including loan classifications and levels of reserves) and East Coast shall make such modifications or changes to its policies and practices, if any, prior to the Effective Time, as may be mutually agreed upon. Regions and East Coast also shall consult with respect to the character, amount, and timing of restructuring and Merger-related expense charges to be taken by each of the Parties in connection with the transactions contemplated by this Agreement and shall take such charges in accordance with GAAP as may be mutually agreed upon by the Parties. Neither Party's representations, warranties, and covenants contained in this Agreement shall be deemed to be inaccurate or breached in any respect or deemed to have a Material Adverse Effect on East Coast as a consequence of any modifications or charges undertaken solely on account of this
Section 8.15.

     8.16 Private Placement. (a) To the extent mutually agreed upon by the Parties and to the extent it is determined that the transaction qualifies for such treatment, the Parties shall cooperate to effect the exchange of shares of Regions Common Stock for the shares of East Coast Common Stock in connection with the Merger as a private placement of shares of Regions Common Stock under the 1933 Act. In the event the Parties agree to effect the Merger in such a manner, the Parties covenant and agree that each will take all actions necessary to ensure that the issuance of the shares of Regions Common Stock in connection with the Merger qualifies for an exemption from registration under Section 4(2) of the 1933 Act.

     (b) If the Merger is effected as a private placement as set forth in paragraph (a) above, Regions agrees that as soon as practicable, but in no event later than 60 days after the Effective Time, Regions shall prepare and cause to be filed with the SEC a registration statement on Form S-3 ("S-3 Registration Statement") to register the shares of Regions Common Stock issued in connection with the Merger for resale by the former holders of East Coast Common Stock. Regions shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or securities laws in connection with the issuance of the shares of Regions Common Stock in the Merger. Regions shall use its reasonable efforts to maintain the effectiveness of the S-3 Registration Statement until the earlier of (i) the date on which the shares of Regions Common Stock issued in the Merger may be sold without restriction under the 1933 Act or (ii) such time as all of the shares of Regions Common Stock issued in the Merger have been sold by the former holders of East Coast Common Stock in reliance on the S-3 Registration Statement (subject to such periods of time when Regions must suspend the use to the prospectus forming a part of the S-3 Registration Statement until such time as an amendment is filed and declared effective or an appropriate report is filed by Regions with the SEC).

     (c) If the Merger is effected and the shares of Regions Common Stock issued in the Merger are to become registered with the SEC pursuant to the provisions of this Section 8.16, any provisions of this Agreement which are in conflict with this Section 8.16, including the relevant portions of Sections 8.1, 8.12, and 9.1(e), shall be deemed deleted from the Agreement and shall be of no further force and effect.

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

                                   ARTICLE 9

               CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

     9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6 of this Agreement:

          (a) Stockholder Approval. The stockholders of East Coast shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law and by the provisions of any governing instruments.

          (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (excluding requirements relating to the raising of additional capital or the disposition of Assets or deposits) which in the reasonable good faith judgment of the Board of Directors of Regions would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

          (c) Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable good faith judgment of the Board of Directors of Regions would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

          (d) Legal Proceedings. No court or governmental or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

          (e) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of Regions Common Stock issuable pursuant to the Merger shall have been received.

          (f) Exchange Listing. Regions Common Stock shall be quoted on the Nasdaq NMS or traded on a national securities exchange.

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

          (g) Tax Matters. Each Party shall have received a written opinion from Alston & Bird LLP, in a form reasonably satisfactory to such Party (the "Tax Opinion"), dated the date of the Effective Time, substantially to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) no gain or loss will be recognized by holders of East Coast Common Stock who exchange all of their East Coast Common Stock solely for Regions Common Stock pursuant to the Merger (except with respect to any cash received in lieu of a fractional share interest in Regions Common Stock), (iii) the tax basis of the Regions Common Stock received by holders of East Coast Common Stock who exchange all of their East Coast Common Stock solely for Regions Common Stock in the Merger will be the same as the tax basis of the East Coast Common Stock surrendered in exchange for the Regions Common Stock (reduced by an amount allocable to a fractional share interest in Regions Common Stock for which cash is received), and (iv) the holding period of the Regions Common Stock received by holders who exchange all of their East Coast Common Stock solely for Regions Common Stock in the Merger will be the same as the holding period of the East Coast Common Stock surrendered in exchange therefor, provided that such East Coast Common Stock is held as a capital asset at the Effective Time. In rendering such Tax Opinion, such counsel shall be entitled to rely upon representations of officers of East Coast and Regions reasonably satisfactory in form and substance to such counsel.

     9.2 Conditions to Obligations of Regions. The obligations of Regions to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Regions pursuant to Section 11.6(a) of this Agreement:

          (a) Representations and Warranties. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of East Coast set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of East Coast set forth in Section 5.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of East Coast set forth in Sections 5.18, 5.19, and 5.20 of this Agreement shall be true and correct in all Material respects. There shall not exist inaccuracies in the representations and warranties of East Coast set forth in this Agreement (including the representations and warranties set forth in Sections 5.3, 5.18, 5.19, and 5.20) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on East Coast; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material, "Material," "Material Adverse Effect," or variations thereof, or to the "Knowledge" of East Coast or to a matter being "known" by East Coast shall be deemed not to include such qualifications.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of East Coast to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all Material respects.

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

          (c) Certificates. East Coast shall have delivered to Regions (i) a certificate, dated as of the Effective Time and signed on its behalf by its duly authorized officers, to the effect that the conditions of its obligations set forth in Section 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by East Coast's Board of Directors and stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Regions and its counsel shall request.

          (d) Affiliate Agreements. Regions shall have received from each affiliate of East Coast the affiliates agreement referred to in Section
     8.12 of this Agreement.

          (e) Claims Letters. Each of the directors and executive officers of East Coast shall have executed and delivered to Regions, letters in substantially the form of Exhibit 3.

          (f) Legal Opinion. Regions shall have received a written opinion, dated as of the Effective Time, of counsel to East Coast, in substantially the form of Exhibit 4.

     9.3 Conditions to Obligations of East Coast. The obligations of East Coast to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by East Coast pursuant to Section 11.6(b) of this Agreement:

          (a) Representations and Warranties. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of Regions set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Regions set forth in Section 6.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of Regions set forth in Section 6.12 of this Agreement shall be true and correct in all Material respects. There shall not exist inaccuracies in the representations and warranties of Regions set forth in this Agreement (including the representations and warranties set forth in Sections 6.3 and 6.12) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on Regions; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material," "Material," "Material Adverse Effect," or variations thereof, or to the "Knowledge" of Regions or to a matter being "known" by Regions shall be deemed not to include such qualifications.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Regions to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all Material respects.

          (c) Certificates. Regions shall have delivered to East Coast (i) a certificate, dated as of the Effective Time and signed on its behalf by its duly authorized officers, to the effect that the conditions of its obligations set forth in Section 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by Regions' Board of Directors evidencing the taking of all corporate

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

     action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as East Coast and its counsel shall request.

          (d) Legal Opinion. East Coast shall have received a written opinion, dated as of the Effective Time, of counsel to Regions, in substantially the form of Exhibit 5.

                                   ARTICLE 10

                                  TERMINATION

     10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of East Coast, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

          (a) By mutual consent of the Board of Directors of Regions and the Board of Directors of East Coast; or

          (b) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of East Coast and Section 9.3(a) of this Agreement in the case of Regions or in Material breach of any covenant or other agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of East Coast and
     Section 9.3(a) of this Agreement in the case of Regions; or

          (c) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of East Coast and Section 9.3(a) in the case of Regions) in the event of a Material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

          (d) By the Board of Directors of either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the stockholders of East Coast fail to vote their approval of the matters submitted for the approval by such stockholders at the Stockholders' Meeting where the transactions were presented to such stockholders for approval and voted upon; or

          (e) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by December 31, 2000, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach

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

     of this Agreement by the Party electing to terminate pursuant to this
     Section 10.1(e); or

          (f) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of East Coast and Section 9.3(a) of this Agreement in the case of Regions or in Material breach of any covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(e) of this Agreement; or

     10.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 10.2 and Article 11 and Section 8.6(b) of this Agreement shall survive any such termination and abandonment, and (ii) a termination pursuant to Sections 10.1(b), 10.1(c), or 10.1(f) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination.

     10.3 Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3 and Articles 2, 3, 4, and 11 and Sections 8.12 and 8.14 of this Agreement.

                                   ARTICLE 11

                                 MISCELLANEOUS

     11.1 Definitions. (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

          "Acquisition Proposal" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or Assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the Assets of, such Party or any of its Subsidiaries.

          "Affiliate" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

          "Agreement" shall mean this Agreement and Plan of Merger, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

          "Assets" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character, and description, whether real, personal, or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not

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

     owned in the name of such Person or any Affiliate of such Person and wherever located.

          "BHC Act" shall mean the federal Bank Holding Company Act of 1956, as amended.

          "Confidentiality Agreement" shall mean that certain Confidentiality Agreement, entered into prior to the date of this Agreement, between East Coast and Regions.

          "Consent" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

          "Contract" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets, or business.

          "Default" shall mean (i) any breach or violation of or default under any Contract, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order, or Permit, or
     (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order, or Permit, where, in any such event, such Default is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

          "Delaware Certificate of Merger" shall mean the certificate of merger to be executed by Regions and filed with the Secretary of State of the State of Delaware, relating to the Merger as contemplated by Section 1.1 of this Agreement.

          "DGCL" shall mean the Delaware General Corporation Law.

          "East Coast Common Stock" shall mean the $75.80 par value common stock of East Coast.

          "East Coast Companies" shall mean, collectively, East Coast and all East Coast Subsidiaries.

          "East Coast Disclosure Memorandum" shall mean the written information entitled "East Coast Disclosure Memorandum" delivered within five business days after the date of this Agreement to Regions describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section or subsection of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section or subsection shall not be deemed to be disclosed for any other purpose hereunder. The inclusion of any matter in this document shall not be deemed an admission or otherwise to imply that any such matter is Material for purposes of this Agreement.

          "East Coast Financial Statements" shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of East Coast as of September 30, 1999, and the related statements of income, changes in stockholders'

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

     equity, and cash flows (including related notes and schedules, if any) for the nine months ended September 30, 1999, (ii) the consolidated statements of condition (including related notes and schedules, if any) of East Coast for each of the three years ended December 31, 1998, 1997, and 1996, filed by East Coast in SEC documents and (iii) the consolidated statements of condition of East Coast (including related notes and schedules, if any) and related statement of income, change in stockholders equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to September 30, 1999.

          "East Coast Stock Plans" shall mean the existing stock option and other stock-based compensation plans of East Coast.

          "East Coast Subsidiaries" shall mean the Subsidiaries of East Coast, which shall include the East Coast Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association, or other organization acquired as a Subsidiary of East Coast in the future and owned by East Coast at the Effective Time.

          "Environmental Laws" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. ("RCRA"), and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

          "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

          "Exhibits" 1 through 5, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

          "FBCA" shall mean the Florida 1989 Business Corporation Act.

          "Florida Articles of Merger" shall mean the Articles of Merger executed by Regions and filed with the Secretary of State of the State of Florida relating to the Merger as contemplated by Section 1.1 of this Agreement.

          "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

          "Hazardous Material" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

          "HSR Act" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

          "Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

          "Knowledge" as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean the personal knowledge of the chairman, president, or chief financial officer of such Person.

          "Law" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted, or enforced by any Regulatory Authority.

          "Liability" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, guaranty, or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

          "Lien" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for property Taxes not yet due and payable, and (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits, and other Liens incurred in the ordinary course of the banking business.

          "Litigation" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

          "Loan Property" shall mean any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

          "Material" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

          "Material Adverse Effect" on a Party shall mean an event, change, or occurrence which, individually or together with any other event, change, or occurrence, has a Material adverse impact on (i) the financial condition, results of operations, or business of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (c) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, (d) any other matter affecting federally insured depository institutions generally, including, without limitation, changes in general economic conditions and changes in the prevailing interest or deposit rates and (e) the Merger and compliance with the provisions of this Agreement (including, without limitation, the fees and expenses described in this Article 11) on the operating performance of the Parties.

          "NASD" shall mean the National Association of Securities Dealers, Inc.

          "Nasdaq NMS" shall mean the National Market System of The Nasdaq Stock Market.

          "1933 Act" shall mean the Securities Act of 1933, as amended.

          "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

          "Order" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

          "Participation Facility" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management, as such term is defined in CERCLA (including, but not limited to, participating in a fiduciary capacity), and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

          "Party" shall mean either East Coast or Regions, and "Parties" shall mean both East Coast and Regions.

          "Permit" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

          "Person" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

          "Proxy Statement" shall mean the proxy statement used by East Coast to solicit the approval of its stockholders of the transactions contemplated by this Agreement, which shall include the prospectus of Regions relating to the issuance of the Regions Common Stock to holders of East Coast Common Stock.

          "Regions Common Stock" shall mean the $.625 par value common stock of Regions.

          "Regions Companies" shall mean, collectively, Regions and all Regions Subsidiaries.

          "Regions Financial Statements" shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of Regions as of September 30, 1999 and as of December 31, 1998 and 1997, and the related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended September 30, 1999 and for each of the three years ended December 31, 1998, 1997, and 1996, as filed by Regions in SEC Documents, and (ii) the consolidated statements of condition of Regions (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to September 30, 1999.

          "Regions Subsidiaries" shall mean the Subsidiaries of Regions and any corporation, bank, savings association, or other organization acquired as a Subsidiary of Regions in the future and owned by Regions at the Effective Time.

          "Registration Statement" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Regions under the 1933 Act with respect to the shares of Regions Common Stock to be issued to the stockholders of East Coast in connection with the transactions contemplated by this Agreement.

          "Regulatory Authorities" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NASD, and the SEC.

          "Representative" shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other representative of a Person.

          "Rights" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

          "SEC" shall mean the United States Securities and Exchange Commission.

          "SEC Documents" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

          "Securities Laws" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

          "Stockholders' Meeting" shall mean the meeting of the stockholders of East Coast to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.

          "Subsidiaries" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

          "Superior Proposal" means, with respect to East Coast, any written Acquisition Proposal made by a Person other than Regions which is for (i)
     (a) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, or similar transaction involving East Coast as a result of which either (1) East Coast's stockholders prior to such transaction (by virtue of their ownership of East Coast's shares) in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or (2) the individuals comprising the Board of Directors of East Coast prior to such transaction do not constitute a majority of the board of directors of such ultimate parent entity, (b) a sale, lease, exchange, transfer, or other disposition of at least 50% of the assets of East Coast and its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions, or
     (c) the acquisition, directly or indirectly, by a Person of beneficial ownership of 25% or more of the common stock of East Coast whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (ii) which is otherwise on terms which the Board of Directors of East Coast in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the proposal and the Person making the proposal, (a) would, if consummated, result in a transaction that is more favorable to its stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement, and (b) is reasonably capable of being completed.

          "Surviving Corporation" shall mean Regions as the surviving corporation resulting from the Merger.

          "Tax" or "Taxes" shall mean all federal, state, local, and foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, local, or foreign government or subdivision or agency thereof, including any interest, penalties, or additions thereto.

          "Taxable Period" shall mean any period prescribed by any governmental authority, including the United States or any state, local, or foreign government or subdivision or agency thereof for which a Tax Return is required to be filed or Tax is required to be paid.

          "Tax Return" shall mean any report, return, information return, or other information required to be supplied to a taxing authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

     (b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

Closing..............................................  Section 1.2
Continuing Employees.................................  Section 8.13
East Coast Benefit Plans.............................  Section 5.13(a)
East Coast Contracts.................................  Section 5.14
East Coast ERISA Affiliate...........................  Section 5.13(e)
East Coast ERISA Plan................................  Section 5.13(a)
East Coast Pension Plan..............................  Section 5.13(a)
Effective Time.......................................  Section 1.3
Exchange Agent.......................................  Section 4.1
Exchange Ratio.......................................  Section 3.1(b)
Indemnified Party....................................  Section 8.14
Merger...............................................  Section 1.1
Regions SEC Reports..................................  Section 6.5(a)
Takeover Laws........................................  Section 5.19
Tax Opinion..........................................  Section 9.1(g)

     (c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

     11.2 Expenses. (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Regions shall bear and pay the filing fees payable in connection with the Registration Statement and the Proxy Statement and one half of the printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

     (b) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

     11.3 Brokers and Finders. Each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his, her, or its representing or being retained by or allegedly representing or being retained by East Coast or Regions, each of East Coast and Regions, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

     11.4 Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral, other than the Confidentiality Agreement, which shall remain in effect. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 8.12 and 8.14 of this Agreement.

     11.5 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties, whether before or after stockholder approval of this Agreement has been obtained; provided, that the provisions of this Agreement relating to the manner or basis in which shares of East Coast Common Stock will be exchanged for Regions Common Stock shall not be amended (except in accordance with Section 3.1(b) of this Agreement) after the Stockholders' Meeting without the requisite approval of the holders of the issued and outstanding shares of Regions Common Stock and East Coast Common Stock as the case may be, entitled to vote thereon.

     11.6 Waivers. (a) Prior to or at the Effective Time, Regions, acting through its Board of Directors, chief executive officer, chief financial officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by East Coast, to waive or extend the time for the compliance or fulfillment by East Coast of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Regions under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Regions except that any unfulfilled conditions shall be deemed to have been waived at the Effective Time.

     (b) Prior to or at the Effective Time, East Coast, acting through its Board of Directors, chief executive officer, chief financial officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Regions, to waive or extend the time for the compliance or fulfillment by Regions of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of East Coast under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of East Coast except that any unfulfilled conditions shall be deemed to have been waived at the Effective Time.

     (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

     11.7 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

     11.8 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

East Coast:                 EAST COAST BANK CORPORATION
                            Post Office Box 4318
                            Ormond Beach, Florida 32175-4318
                            Telecopy Number: (352) 567-6813
                            Attention: Leonard H. Johnson
                                       President

Copy to Counsel:            SCHRADER, JOHNSON, AUVIL & BROCK, P.A.
                            Post Office Box 2337
                            Dade City, Florida 33526-2337
                            Telecopy Number: (352) 567-6813
                            Attention: Leonard H. Johnson

Regions:                    REGIONS FINANCIAL CORPORATION
                            417 North 20th Street
                            Birmingham, Alabama 35203
                            Telecopy Number: (205) 326-7571
                            Attention: Richard D. Horsley
                                       Vice Chairman and Executive
                                       Financial Officer

Copy to Counsel:            REGIONS FINANCIAL CORPORATION
                            417 North 20th Street
                            Birmingham, Alabama 35203
                            Telecopy Number: (205) 326-7751
                            Attention: Samuel E. Upchurch, Jr.
                                       General Counsel

     11.9 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of Laws, except to the extent that the Laws of the State of Florida relate to the consummation of the Merger.

     11.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     11.11 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

     11.12 Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the Parties.

     11.13 Enforcement of Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     11.14 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

ATTEST:                                                EAST COAST BANK CORPORATION

           By: /s/ Thomas A. Brougher                             By: /s/ Leonard H. Johnson
   ------------------------------------------             ------------------------------------------
               Thomas A. Brougher                                     Leonard H. Johnson
                   Secretary                                              President

[CORPORATE SEAL]

ATTEST:                                                REGIONS FINANCIAL CORPORATION

        By: /s/ Samuel E. Upchurch, Jr.                           By: /s/ Richard D. Horsley
   ------------------------------------------             ------------------------------------------
            Samuel E. Upchurch, Jr.                                   Richard D. Horsley
              Corporate Secretary                                       Vice Chairman

[CORPORATE SEAL]

                                                                      APPENDIX B

                       WEST'S FLORIDA STATUTES ANNOTATED
                      TITLE XXXVI. BUSINESS ORGANIZATIONS
                           CHAPTER 607. CORPORATIONS

607.1301. DISSENTERS' RIGHTS; DEFINITIONS

     The following definitions apply to sec.sec. 607.1302 and 607.1320:

          (1) "Corporation" means the issuer of the shares held by a dissenting shareholder before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

          (2) "Fair value," with respect to a dissenter's shares, means the value of the shares as of the close of business on the day prior to the shareholders' authorization date, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

          (3) "Shareholders' authorization date" means the date on which the shareholders' vote authorizing the proposed action was taken, the date on which the corporation received written consents without a meeting from the requisite number of shareholders in order to authorize the action, or, in the case of a merger pursuant to sec. 607.1104, the day prior to the date on which a copy of the plan of merger was mailed to each shareholder of record of the subsidiary corporation.

607.1302. RIGHT OF SHAREHOLDERS TO DISSENT

     (1) Any shareholder of a corporation has the right to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

          (a) Consummation of a plan of merger to which the corporation is a party:

             1. If the shareholder is entitled to vote on the merger, or

             2. If the corporation is a subsidiary that is merged with its parent under sec. 607.1104, and the shareholders would have been entitled to vote on action taken, except for the applicability of sec. 607.1104;

          (b) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation, other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange pursuant to sec. 607.1202, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

          (c) As provided in sec. 607.0902(11), the approval of a control-share acquisition;

          (d) Consummation of a plan of share exchange to which the corporation is a party as the corporation the shares of which will be acquired, if the shareholder is entitled to vote on the plan;

          (e) Any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

             1. Altering or abolishing any preemptive rights attached to any of his or her shares;

             2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

             3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder's voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

             4. Reducing the stated redemption price of any of the shareholder's redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

             5. Making noncumulative, in whole or in part, dividends of any of the shareholder's preferred shares which had theretofore been cumulative;

             6. Reducing the stated dividend preference of any of the shareholder's preferred shares; or

             7. Reducing any stated preferential amount payable on any of the shareholder's preferred shares upon voluntary or involuntary liquidation; or

          (f) Any corporate action taken, to the extent the articles of incorporation provide that a voting or nonvoting shareholder is entitled to dissent and obtain payment for his or her shares.

     (2) A shareholder dissenting from any amendment specified in paragraph
(1)(e) has the right to dissent only as to those of his or her shares which are adversely affected by the amendment.

     (3) A shareholder may dissent as to less than all the shares registered in his or her name. In that event, the shareholder's rights shall be determined as if the shares as to which he or she has dissented and his or her other shares were registered in the names of different shareholders.

     (4) Unless the articles of incorporation otherwise provide, this section does not apply with respect to a plan of merger or share exchange or a proposed sale or exchange of property, to the holders of shares of any class or series which, on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which such action is to be acted upon or to consent to any such action without a meeting, were either registered on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by not fewer than 2,000 shareholders.

     (5) A shareholder entitled to dissent and obtain payment for his or her shares under this section may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

607.1320. PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

     (1)(a) If a proposed corporate action creating dissenters' rights under sec. 607.1302 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights and be accompanied by a copy of sec.sec. 607.1301, 607.1302, and 607.1320. A shareholder who wishes to assert dissenters' rights shall:

          1. Deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for his or her shares if the proposed action is effectuated, and

          2. Not vote his or her shares in favor of the proposed action. A proxy or vote against the proposed action does not constitute such a notice of intent to demand payment.

          (b) If proposed corporate action creating dissenters' rights under sec. 607.1302 is effectuated by written consent without a meeting, the corporation shall deliver a copy of sec.sec. 607.1301, 607.1302, and
     607.1320 to each shareholder simultaneously with any request for the shareholder's written consent or, if such a request is not made, within 10 days after the date the corporation received written consents without a meeting from the requisite number of shareholders necessary to authorize the action.

     (2) Within 10 days after the shareholders' authorization date, the corporation shall give written notice of such authorization or consent or adoption of the plan of merger, as the case may be, to each shareholder who filed a notice of intent to demand payment for his or her shares pursuant to paragraph (1)(a) or, in the case of action authorized by written consent, to each shareholder, excepting any who voted for, or consented in writing to, the proposed action.

     (3) Within 20 days after the giving of notice to him or her, any shareholder who elects to dissent shall file with the corporation a notice of such election, stating the shareholder's name and address, the number, classes, and series of shares as to which he or she dissents, and a demand for payment of the fair value of his or her shares. Any shareholder failing to file such election to dissent within the period set forth shall be bound by the terms of the proposed corporate action. Any shareholder filing an election to dissent shall deposit his or her certificates for certificated shares with the corporation simultaneously with the filing of the election to dissent. The corporation may restrict the transfer of uncertificated shares from the date the shareholder's election to dissent is filed with the corporation.

     (4) Upon filing a notice of election to dissent, the shareholder shall thereafter be entitled only to payment as provided in this section and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the shareholder at any time before an offer is made by the corporation, as provided in subsection (5), to pay for his or her shares. After such offer, no such notice of election may be withdrawn unless the corporation consents thereto. However, the right of such shareholder to be paid the fair value of his or her shares shall cease, and the shareholder shall be reinstated to have all his or her rights as a shareholder as of the filing of his or her notice of election, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim, if:

          (a) Such demand is withdrawn as provided in this section;

          (b) The proposed corporate action is abandoned or rescinded or the shareholders revoke the authority to effect such action;

          (c) No demand or petition for the determination of fair value by a court has been made or filed within the time provided in this section; or

          (d) A court of competent jurisdiction determines that such shareholder is not entitled to the relief provided by this section.

     (5) Within 10 days after the expiration of the period in which shareholders may file their notices of election to dissent, or within 10 days after such corporate action is effected, whichever is later (but in no case later than 90 days from the shareholders' authorization date), the corporation shall make a written offer to each dissenting shareholder who has made demand as provided in this section to pay an amount the corporation estimates to be the fair value for such shares. If the corporate action has not been consummated before the expiration of the 90-day period after the shareholders' authorization date, the offer may be made conditional upon the consummation of such action. Such notice and offer shall be accompanied by:

          (a) A balance sheet of the corporation, the shares of which the dissenting shareholder holds, as of the latest available date and not more than 12 months prior to the making of such offer; and

          (b) A profit and loss statement of such corporation for the 12-month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such 12-month period, for the portion thereof during which it was in existence.

     (6) If within 30 days after the making of such offer any shareholder accepts the same, payment for his or her shares shall be made within 90 days after the making of such offer or the consummation of the proposed action, whichever is later. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares.

     (7) If the corporation fails to make such offer within the period specified therefor in subsection (5) or if it makes the offer and any dissenting shareholder or shareholders fail to accept the same within the period of 30 days thereafter, then the corporation, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the date on which such corporate action was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in this state where the registered office of the corporation is located requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his or her shares. If the corporation fails to institute the proceeding as herein provided, any dissenting shareholder may do so in the name of the corporation. All dissenting shareholders

(whether or not residents of this state), other than shareholders who have agreed with the corporation as to the value of their shares, shall be made parties to the proceeding as an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident dissenting shareholder either by registered or certified mail and publication or in such other manner as is permitted by law. The jurisdiction of the court is plenary and exclusive. All shareholders who are proper parties to the proceeding are entitled to judgment against the corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as is specified in the order of their appointment or an amendment thereof. The corporation shall pay each dissenting shareholder the amount found to be due him or her within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares.

     (8) The judgment may, at the discretion of the court, include a fair rate of interest, to be determined by the court.

     (9) The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom the corporation has made an offer to pay for the shares, if the court finds that the action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith. Such expenses shall include reasonable compensation for, and reasonable expenses of, the appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the fair value of the shares, as determined, materially exceeds the amount which the corporation offered to pay therefor or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court determines to be reasonable compensation to any attorney or expert employed by the shareholder in the proceeding.

     (10) Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this section, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger, they may be held and disposed of as the plan of merger otherwise provides. The shares of the surviving corporation into which the shares of such dissenting shareholders would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

                          EAST COAST BANK CORPORATION

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

    The undersigned stockholder hereby appoints Leonard H. Johnson and Thomas A. Brougher, and each or either one of them, with full power of substitution, as Proxies to represent and to vote as designated below, all the shares of common stock of East Coast Bank Corporation (the 'Company') held of record by the undersigned on September 1, 2000, at the Special Meeting of Stockholders (the 'Special Meeting') to be held on September 27, 2000, or any adjournments thereof.

    1. Proposal to approve the Agreement and Plan of Merger, dated as of April 21, 2000 (the 'Agreement'), by and between the Company and Regions Financial Corporation ('Regions') pursuant to which the Company will merge with and into Regions and each share of the Company's common stock (except for certain shares held by the Company, Regions, or their respective subsidiaries) will be converted into 1,750 shares of Regions common stock, and under such other terms and conditions as are set forth in the Agreement:

                [ ]  FOR        [ ]  AGAINST        [ ]  ABSTAIN

    2. To transact such other business as may properly come before the meeting or any adjournment thereof.

    This proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder, and in the discretion of the persons named as Proxies on all other matters which may properly come before the Special Meeting or any adjournment thereof. If no direction is made, this proxy will be voted in favor of Proposal 1.

                          (Continued on reverse side)

                          (Continued from other side)

    This Proxy revokes all prior proxies with respect to the Special Meeting and may be revoked prior to its exercise.

    Please date and sign exactly as name appears on your stock certificate. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

                                                  Dated:                  , 2000
                                                     ----------------------

                                                  ------------------------------
                                                  (Print Name of Stockholder)

                                                  ------------------------------
                                                  (Signature of Stockholder)

                                                  ------------------------------
                                                  (Print Name of Stockholder)

                                                  ------------------------------
                                                  (Signature of Stockholder)

                                                  PLEASE MARK, DATE, SIGN AND
                                                  MAIL THIS PROXY PROMPTLY IN
                                                  THE ENCLOSED POSTAGE-PREPAID
                                                  ENVELOPE.

                          WAIVER OF AND WRITTEN CONSENT
                          IN LIEU OF A SPECIAL MEETING
                               OF THE SHAREHOLDERS
                           EAST COAST BANK CORPORATION

         The undersigned shareholder of East Coast Bank Corporation (the "Company") does hereby waive notice of the date, time place and purpose of a special meeting of the shareholders of the Company and hereby undertakes to adopt by written consent the following resolutions, which are hereby delivered to the Company for inclusion in the record books of the minutes of the meetings of the shareholders of the Company.

         WHEREAS, the Company is a corporation organized and existing under the laws of the State of Florida; and

         WHEREAS, Regions Financial Corporation ("Regions") is a corporation organized and existing under the laws of the State of Delaware; and

         WHEREAS, the Company and Regions have entered into that certain Agreement and Plan of Merger dated as of April 21, 2000 (the "Agreement"), which provides for Regions' acquisition of the Company pursuant to the merger (the "Merger") of the Company with and into Regions; and

         WHEREAS, the Board of Directors of the Company has determined that the Merger is in the best interests of the Company and its shareholders and has unanimously recommended that the shareholders of the Company approve the Merger and the Agreement.

         NOW THEREFORE BE IT RESOLVED, that the undersigned shareholder (the "Shareholder") hereby votes all of the shares of Company common stock for which the Shareholder is either a record holder (and has voting power) or a beneficial holder, to approve the Merger and the Agreement, including the provisions in the Agreement which set forth that at the effective time of the Merger, each share of common stock of the Company shall be converted into 1,750 shares of Regions common stock; and

         FURTHER RESOLVED, that each Shareholder hereby waives any dissenters' rights or rights of appraisal that such shareholder may have in connection with the Merger as set forth in the Florida Business Corporation Act; and

         FURTHER RESOLVED, that the officers of the Company are and each hereby is authorized to and directed to take or cause to be taken such further actions and to pay such fees and amounts as in their judgment are necessary or appropriate to carry out the purposes and intents of the foregoing resolutions.

         IN WITNESS WHEREOF, the undersigned executes this consent as of this 14th day of September, and in doing so, hereby acknowledges receipt of the proxy statement-prospectus dated September 8, 2000 containing information about the merger and the investment in Regions common stock and certifies that he or she had the opportunity to review such proxy statement-prospectus prior to executing this consent.



                                 ----------------------------------------------
                                 Name of Shareholder:
                                                     --------------------------
                                 Number of Shares Held by Shareholder:
                                                                      ---------